10/21

03037070

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nanny Holdings Limited

*CURRENT ADDRESS

PROCESSED

NOV 06 2003

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3638 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 11/3/03

03 OCT 21 AM 7:21

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司

AR/S
3-31-03

ANNUAL REPORT 2002-2003 年年報



Corporate Information 公司資料

BOARD OF DIRECTORS 董事會

Executive Directors 執行董事

Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*
Mr. Chan Kwok Hung

Non-Executive Directors 非執行董事

Mr. Fok Kin Ning, Canning
Ms. Shih, Edith *(Alternate to Mr. Fok Kin Ning, Canning)*
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit

Independent non-executive Directors 獨立非執行董事

Mr. Yuen Tin Fan, Francis
Mr. Tsang Link Carl, Brian
Ms. Ma Wai Man, Catherine
Mr. Kwok Ka Lap, Alva

AUDIT COMMITTEE 審核委員會

Mr. Tsang Link Carl, Brian
Ms. Ma Wai Man, Catherine
Mr. Kwok Ka Lap, Alva

COMPANY SECRETARY 公司秘書

Ms. Cheng Wai Chu, Judy

AUDITORS 核數師

Deloitte Touche Tohmatsu
Certified Public Accountants
26th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

PRINCIPAL BANKERS 主要往來銀行

Hang Seng Bank Limited
Bank of America, U.S.A.
Bank of China (Hong Kong) Limited
Wing Hang Bank, Ltd.

PRINCIPAL REGISTRAR 主要過戶登記處

The Bank of Bermuda Limited
6 Front Street
Hamilton HM 11
Bermuda

BRANCH REGISTRAR 過戶登記分處

Secretaries Limited
Ground Floor
Bank of East Asia Harbour View Centre
56 Gloucester Road, Wanchai
Hong Kong

REGISTERED OFFICE 註冊辦事處

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

PRINCIPAL OFFICE 主要辦事處

8th Floor, Paul Y. Centre
51 Hung To Road, Kwun Tong
Kowloon, Hong Kong
Tel: (852)2372 0722
Fax: (852)2304 4236

STOCK CODE 股票編號

275

We are heading for higher yields.

我們的前景更豐盛。

Table of Contents 目錄


春
Spring...

Sound Corporate Strategy
穩健企業策略

The Group keeps pursuing its dominant dual business strategy towards geographical expansion of Asian markets and innovation in products.

本集團將維持主要雙線業務發展策略，即不斷擴展亞洲市場及創新產品。

Chairman's Statement

I would like to present to our shareholders the 2002/2003 annual report of the Company.

Results and financial review

Results

For the year ended March 31, 2003, the Group's audited consolidated loss before minority interests was HK$606.2 million (2002: HK$77.7 million), which was mainly composed of net gain from trading of computer related and consumer electronic products before other operating expenses of HK$118.2 million (2002: HK$117.2 million), realized and unrealized holding loss on other investments of HK$110.4 million (2002: HK$120.5 million), impairment loss on investment securities and goodwill arising on acquisition of an associate of HK$427.9 million (2002: HK$15.7 million), finance costs of HK$31.7 million (2002: HK$58.1 million), net loss from gain on disposal of subsidiaries and associates and loss on allowance for loans to associates of HK$79.6 million (2002: gain of HK$5.6 million), share of net losses of associates of HK$32.4 million (2002: HK$3.5 million), amortization of goodwill arising on acquisition of an associate of HK$6.6 million (2002: Nil) and taxation of HK$35.8 million (2002: HK$2.7 million).

Turnover from trading of computer and consumer related products amounted to HK$4,084.8 million, increased by approximately 10.1% whereas that from securities was HK$78.0 million, decreased by 88.2%. The former growth raised gross profit of products trading by 30.4% but the loss of security trading dragged down the overall increase in gross profit to only 12.3%.

In respect of Memorex® trading business, it still enjoyed moderate growth despite the global deflation trend. This sales growth was due to our tight cost control on inventory pricing and promotional efforts made. On the other hand, the continuous slump of stock market further deteriorated the value of the Group's securities' portfolio, causing a tremendous loss on realized and unrealized securities and impairment loss on other unlisted securities.

Liquidity

Net cash balances at March 31, 2003 stood at HK$221.4 million (2002: HK$233.1 million) accounted for 16.8% (2002: 11.1%) of the net tangible asset value of the Group. The current ratio (current assets/current liabilities) of the Group at March 31, 2003 was 1.40 (2002: 1.56). Such decline was mainly attributed to the fund used for acquisition of an associate during the year.

主席報告書

本人謹此向股東呈報本公司二零零二／二零零三年度年報。

業績及財務回顧

業績

截至二零零三年三月三十一日止年度，本集團之經審核未計少數股東權益前之綜合虧損606,200,000港元（二零零二年：77,700,000港元），主要包括未扣除其他經營開支之買賣電腦相關及消費電子產品之收益淨額118,200,000港元（二零零二年：117,200,000港元）、所持其他投資之已變現及未變現虧損110,400,000港元（二零零二年：120,500,000港元）、投資證券及收購一間聯營公司產生之商譽減值虧損427,900,000港元（二零零二年：15,700,000港元）、財務費用31,700,000港元（二零零二年：58,100,000港元）、出售附屬公司及聯營公司之收益及借予聯營公司貸款準備虧損之虧損淨額79,600,000港元（二零零二年：收益5,600,000港元）、應佔聯營公司虧損淨額32,400,000港元（二零零二年：3,500,000港元）、攤銷收購一間聯營公司產生之商譽6,600,000港元（二零零二年：零港元）及稅項35,800,000港元（二零零二年：2,700,000港元）。

買賣電腦及消費相關產品之營業額4,084,800,000港元，增長約10.1%，而證券之營業額則下跌88.2%至78,000,000港元。前者之增長提升產品貿易之毛利30.4%，但證券買賣業務之虧損，拖累整體毛利增長至只有12.3%。

至於Memorex®之貿易業務，儘管全球性通縮之趨勢，透過在存貨定價策略方面加緊控制成本及加強推廣活動，故銷售仍享有溫和增長。另一方面，股市持續疲弱進一步拖低本集團證券組合之價值，引致已變現及未變現之證券虧損嚴重，而其他非上市證券也出現減值虧損。

流動資金

於二零零三年三月三十一日之現金結存淨額為221,400,000港元（二零零二年：233,100,000港元），佔本集團有形資產淨值之16.8%（二零零二年：11.1%）。本集團於二零零三年三月三十一日之流動比率（流動資產／流動負債）為1.40（二零零二年：1.56），流動比率下跌之主要原因為年內動用資金收購一間聯營公司。

At March 31, 2003, total borrowings of the Group amounted to HK$445.0 million (2002: HK$656.8 million), of which HK$177.0 million (2002: HK$11.0 million) were not repayable within one year. The borrowings included bank borrowings of HK$237.5 million (2002: HK$278.2 million), other loans of HK$180.0 million (2002: HK$297.0 million), overdrafts of HK$22.4 million (2002: HK$76.1 million), obligations under finance leases of HK$2.7 million (2002: HK$3.1 million) and amount due to a minority shareholder of HK$2.4 million (2002: HK$2.4 million). The significant drop in borrowings was due to the repayment of other loans during the year to lower the finance costs.

Pledge of assets

At March 31, 2003, certain assets of the Group amounted to HK$323.7 million (2002: HK$306.2 million) were pledged to banks and financial institution for loans' facilities granted to the Group.

Gearing ratio

The gearing ratio (borrowings/shareholders' funds) at March 31, 2003 was slightly reduced to 25.8% (2002: 29.2%).

Exchange rate and interest rate risks exposure

Most of the Group's business transactions, assets and liabilities are denominated in Hong Kong Dollars and U.S. Dollars. Yet some balances are recorded in British Pound or Euro Dollars. With the persistent depreciation of U.S. Dollars, certain exchange difference was resulted from translation. The Group will monitor more closely on such exchange rate fluctuations and take appropriate steps to cover its foreign currency exposures.

Interest rates of import loans are mainly referenced to LIBOR or HIBOR plus whereas that of bank and other loans are Prime plus. At the balance sheet date, the Group did not enter into any interest rate speculative and hedging contracts.

Contingent liabilities

The Group's total contingent liabilities at March 31, 2003 was HK$11.7 million (2002: HK$9.4 million), in relation to guarantees given to a bank for facilities to a subsidiary. In addition, there were no margin clients' securities (2002: HK$516.8 million) pledged to a bank to secure general banking facilities for a subsidiary.

於二零零三年三月三十一日，本集團借款總額為445,000,000港元（二零零二年：656,800,000港元），其中177,000,000港元（二零零二年：11,000,000港元）毋須於一年內償還。有關借款包括銀行借款237,500,000港元（二零零二年：278,200,000港元）、其他貸款180,000,000港元（二零零二年：297,000,000港元）、透支22,400,000港元（二零零二年：76,100,000港元）、融資租約承擔2,700,000港元（二零零二年：3,100,000港元）及應付少數股東款項2,400,000港元（二零零二年：2,400,000港元）。由於年內償還重大其他借款，所以財務費用得以減低。

資產抵押

於二零零三年三月三十一日，本集團將323,700,000港元（二零零二年：306,200,000港元）之若干資產抵押予銀行及財務機構以取得本集團之貸款融資。

資本與負債比率

於二零零三年三月三十一日之資本與負債比率（借款／股東資金）輕微下跌至25.8%（二零零二年：29.2%）。

滙兑及利率風險

本集團大部分之業務交易、資產及負債均以港元及美元計值，惟若干結餘則以英鎊或歐元紀錄。由於美元持續貶值，外幣換算時產生若干滙兑差額。本集團將密切留意該等滙率波動，並採取合適步驟，以應付外幣風險。

進口貸款之利率主要參照倫敦銀行同業拆息率或香港銀行同業拆息率以上水平計算，而銀行及其他貸款之利率則主要參照最優惠利率以上水平計算。於結算日，本集團並無訂立任何利率投機及對沖合約。

或然負債

本集團於二零零三年三月三十一日就附屬公司之信貸款額而向一間銀行提供擔保，或然負債總額為11,700,000港元（二零零二年：9,400,000港元）。此外，本集團並無將屬於孖展客戶之證券（二零零二年：516,800,000港元）抵押予銀行，藉此為一間附屬公司取得一般銀行融資。

Chairman's Statement

Employees and remuneration policies

As at March 31, 2003, there were approximately 800 staff (2002: 1,000) employed by the Group. The remuneration policies are formulated on the basis of performance of individual employees and the prevailing salaries' trends in the various regions. They are subject to be reviewed every year. The Group also provided employees training programs, mandatory provident fund scheme, medical insurance and discretionary bonus. Share options were awarded to employees on merit basis and no share options were granted during the year.

Business and operations review

Trading Operations

During the year, Memorex® made significant achievements throughout the U.S., Europe and Canada despite the unfavorable global trading climate.

In the U.S., Memorex® once again maintained its leading market position in optical media for CD-R and successfully achieved the number one position for DVD. The Company shipped over 600 million CD-Rs last year to the U.S. customers. With the launch of new products such as a complete line of DVD recordable drives and USB flash drives this year, the Group anticipates strong growth in revenue during the coming year. Besides improving turnover, the U.S. operations also made efforts to improve customer service. To cater to the needs of its customers, it opened a third distribution center in Memphis, Tennessee to expand its logistics network. In addition, it plans to relocate the distribution center in Los Angeles to a new larger facility in year 2004.

The results in Europe are encouraging. During the year, our European operations continued to focus on gaining market shares. In the Dysan® business segment, turnover increased by 78% over the previous year. Part of this increase was due to a tripling in sales volumes for CD-R media. The Group expects a 60% growth in the Dysan® business segment next year as it continues to develop its core markets in Eastern Europe, Russia and South Africa and is developing new business through specialist consumable companies.

For the Memorex® business segment, the highlight for the year included gaining market shares in excess of 20% in Sweden, Turkey and Ireland, making Memorex® one of the top European brands in computer related products. During the year, the Group decided to consolidate its operations by withdrawing from the hardware market, which is characterized by volatile pricing and unpredictable margins. This strategic decision resulted in a more stable and controlled business for the Group. In addition, the German office was closed to streamline our cost base.

僱員及薪酬政策

於二零零三年三月三十一日，本集團僱用約800名員工（二零零二年：1,000名）。本集團之薪酬政策乃根據個別僱員之表現及不同地區當時之薪酬趨勢而制定。每年均會作出檢討。本集團亦提供培訓計劃、強制性公積金計劃、醫療保險及酌情花紅予僱員，表現優異之僱員會獲得購股權之獎勵。年內並無授出購股權。

業務及業務運作回顧

貿易業務

年內，儘管全球貿易氣候不景，但Memorex®在整個美國、歐洲及加拿大仍錄得佳績。

Memorex®再次保持在美國光學媒體業一次收錄光碟市場之領導地位，並成為DVD業翹楚。本公司去年付運超過600,000,000張一次收錄光碟予美國客戶。本年度推出新產品，例如整系列可錄DVD驅動器及USB flash drives，預期來年內可為本集團帶來可觀收益增長。此外，為了改善營業額，美國業務亦致力改善客戶服務。為滿足客戶需求，將在田納西州曼菲斯市開設第三間分銷中心，以拓展其物流網絡，並計劃於二零零四年將洛杉磯分銷中心搬遷往更大之辦公室。

歐洲之業績亦令人鼓舞，年內繼續集中於擴大市場佔有率。至於Dysan®之業務，營業額比去年上升78%，其上升之部分原因為一次收錄光碟媒體之銷售額跳升三倍。由於本集團會繼續發展其主要市場如東歐、俄羅斯及南非，並將透過專門店發展新業務，預期明年Dysan®之業務將錄得60%之增長。

至於Memorex®之業務，本年度之重點包括增加在瑞典、土耳其及愛爾蘭之市場佔有率至20%以上，令Memorex®成為歐洲首屈一指之電腦相關產品品牌之一。由於硬件市場價格波動，利潤難以預測，本集團於年內決定退出該市場，以重新整頓業務。本集團之業務因該決策而變得更穩定和受到控制。此外，為了節省成本，德國辦事處已關閉。

Chairman's Statement

The brand position in Europe has been further strengthened by focusing on new channels such as independent specialists, such as photo and travel outlets, IT specialists and mass merchants. In addition, a range of customer specific promotional activities was introduced which have been very well received. Implementation of these strategies means that Memorex® Europe moves forward into the next year assured of even greater success with strong and improved margins and profitability.

In Canada, sales of Memorex® products increased by 20% from the previous year. The Group maintained its leading position in sales of video tape, audio tape and floppy diskettes. Furthermore, sales of Memorex® CD-R media reached number 2 in Canada last year. During the year, the Group appointed a very strong supplier for the new battery line and envisages that the sales will increase dramatically in the coming years.

Acquisitions and dispositions

Acquisition of shares in China Strategic Holdings Limited

On July 8, 2003, the respective boards of directors of the Company, Paul Y. – ITC Construction Holdings Limited ("Paul Y. – ITC"), ITC Corporation Limited ("ITC") and China Strategic Holdings Limited ("CSHL") jointly announced that Well Orient Limited and Calisan Development Limited each being an indirect wholly owned subsidiary of the Company and Paul Y. – ITC respectively (collectively the "Offerors"), through Kingsway SW Securities Limited ("Kingsway"), will make a voluntary conditional cash offer ("Offer") at the price of HK$0.10 for each share of CSHL ("China Strategic Share") and HK$0.001 for each warrant of CSHL ("China Strategic Warrant"), other than the China Strategic Shares and the China Strategic Warrants presently owned by the Offerors and parties acting in concert with the Offerors, and to cancel all outstanding share options granted by CSHL under the share option scheme adopted on July 20, 1992 ("China Strategic Option") at HK$0.001 per China Strategic Option.

The China Strategic Shares and China Strategic Warrants to be acquired by Kingsway, on behalf of the Offerors, during the Offer will be distributed to the Offerors in equal proportion. The Offer is conditional upon the Offerors having received acceptances in respect of voting rights attached to China Strategic Shares which, together with any voting rights acquired or agreed to be acquired before or during the Offer, will result in the Offerors and any parties acting in concert with them in aggregate holding more than 50% of the voting rights attaching to the China Strategic Shares.

透過集中發展新銷售渠道，例如沖曬店和旅行產品經銷店等獨立專門店、資訊科技專門店及大型商戶，本集團已進一步鞏固品牌在歐洲之地位。此外，開展一連串針對特定客戶之推廣活動亦反應熱烈。實施該等策略顯示明年Memorex®在歐洲定能成功獲得龐大收益，改善盈利能力。

在加拿大，Memorex®產品之銷售額較去年上升20%。本集團在錄影帶、錄音帶和磁碟銷售方面仍高踞市場領導地位。此外，Memorex®之一次收錄光碟媒體去年在加拿大之銷售已進佔市場第二位。年內，本集團為新電池產品委任實力雄厚之供應商，預期來年之銷售額將大幅提高。

收購及出售

收購中策集團有限公司之股份

於二零零三年七月八日，本公司、保華德祥建築集團有限公司（「保華德祥」）、德祥企業集團有限公司（「德祥企業」）及中策集團有限公司（「中策」）之董事會聯合宣佈，本公司及保華德祥（共同稱為「收購人」）各自之間接全資附屬公司威倫有限公司及Calisan Developments Limited，分別透過滙富證券有限公司（「滙富」），將提出自願有條件現金收購建議（「收購建議」），作價為每股中策股份（「中策股份」）0.10港元及每份中策認股權證（「中策認股權證」）0.001港元，不包括收購人及與收購人一致行動人士現時擁有之中策股份及中策認股權證，以及註銷所有中策根據一九九二年七月二十日採納之購股權計劃授出而尚未行使之購股權（「中策購股權」），作價為每份中策購股權0.001港元。

滙富（代表收購人）於收購建議期間收購之中策股份及中策認股權證，將以相等比例分派予收購人。收購建議須待收購人已接獲中策股份附帶之投票權，連同於收購建議前或期間已收購或同意將予收購之任何投票權之接納，將導致收購人及與其一致行動人士合共持有附帶投票權之中策股份超過50%後，方可作實。

After the purchase on July 9, 2003, the Offerors and their concert parties are interested in 291,675,000 China Strategic Shares, representing approximately 35.16% of the issued share capital of CSHL, thus triggering a mandatory offer during the offer period of a voluntary offer under Rule 26 of The Hong Kong Code on Takeovers and Mergers.

The Offerors have notified CSHL that, to make the offer price for each China Strategic Share under the Offer more attractive to the shareholders of CSHL, the offer price for each China Strategic Share under the Offer is to be increased from HK$0.1 to HK$0.139, representing an increase of 39%. The Offer will be adjusted accordingly. Save for the above, no other changes to the Offer are currently being made.

The Offerors have also informed CSHL that Kingsway, on behalf of the Offerors, will stand in the market to acquire other China Strategic Shares at a price of no more than HK$0.139 per China Strategic Share until the end of offer period.

Please refer to the joint announcements published on July 9, 2003 and July 22, 2003 respectively for details.

Disposal of shares in Leadership Publishing Group Limited ("Leadership Publishing", formerly known as Sing Pao Media Group Limited)

On November 23, 2002, Genius Ideas Limited (an indirect wholly-owned subsidiary of the Company) with other vendors entered into a conditional sale and purchase agreement with Sun Media Group Holdings Limited ("Sun Media") (the "Sale and Purchase Agreement") whereby Genius Ideas Limited agreed to sell 79,470,000 shares and warrants in the aggregate amount of HK$16,329,000 in Leadership Publishing to Sun Media. On completion of the Sale and Purchase Agreement, Genius Ideas Limited has entered into the following agreements:–

(i) a deed of settlement with Leadership Publishing, Sing Pao Newspaper Company Limited and other vendors under which Genius Ideas Limited agreed to waive approximately HK$10,821,000 so as to reduce the total indebtedness to HK$14,694,000 (the "Reduced Loan"). The Reduced Loan together with interest thereon, shall only be due and repayment on the date ("Payment Date") falling on the expiry of 30 calendar months after the year end of any financial year of Leadership Publishing after the completion in respect of which Leadership Publishing has generated profits after taxation in its audited accounts, provided the relevant Payment Date shall not fall after the twentieth anniversary of the date of completion; and

主席報告書

於二零零三年七月九日進行收購後，收購人及彼等之一致行動人士擁有291,675,000股中策股份之權益，佔中策已發行股本約35.16%。因此，根據香港公司收購及合併守則第26條，此項收購觸發自願收購期內之強制性收購。

收購人已知會中策，為了令收購建議下每股中策股份之收購價對中策股東更具吸引力，故收購建議下每股中策股份之收購價將由0.1港元提高至0.139港元，增幅為39%。收購建議亦會相應作出調整。除上述外，目前並無對收購建議作出任何改變。

收購人亦已知會中策，滙富（代表收購人）將於收購期結束前，以不高於每股中策股份0.139港元之價格在市場上收購其他中策股份。

有關詳情請參閱分別於二零零三年七月九日及二零零三年七月二十二日刊發之聯合公佈。

出售現代旌旗出版集團有限公司（「現代旌旗」，原稱成報傳媒集團有限公司）之股份

於二零零二年十一月二十三日，Genius Ideas Limited（本公司之間接全資附屬公司）連同其他賣方與陽光文化媒體集團有限公司（「陽光文化」）訂立有條件買賣協議（「買賣協議」），據此，Genius Ideas Limited 同意向陽光文化出售79,470,000股現代旌旗股份及總值16,329,000港元之認股權證。於完成買賣協議時，Genius Ideas Limited已訂立以下協議：—

(i) 與現代旌旗、成報報刊有限公司及其他賣方訂立之還款契據，據此，Genius Ideas Limited同意豁免約10,821,000港元以減少總債項至14,694,000港元（「減少貸款」）。減少貸款連同其利息僅須於現代旌旗根據其經審核賬目錄得除稅後溢利一事完成後之任何財政年度年結日後三十個曆月屆滿當日（「付款日期」）到期及償還，惟有關之付款日期不得遲於完成日期之二十個週年後；及

(ii) a deed of assignment with Leadership Publishing, Sing Pao Newspaper Company Limited and Sun Media (or its nominee) to give effect to the assignment of HK$9,796,000 being part of the Reduced Loan to Sun Media (or its nominee). The consideration of such assignment will be satisfied by the issue and allotment of 97,960,000 new ordinary shares of HK$0.02 each in the capital of Sun Media at the expiry of 2 calendar years from the date of completion of the Sale and Purchase Agreement at an issue price of HK$0.10 per share (subject to adjustment).

Capital reorganization

In March 2003, the Company completed capital reorganization. Upon such reorganization, the par value of each issued and unissued shares of the Company was effectively reduced to HK$0.01 per share. The paid up share capital was reduced from HK$160,303,202.95 to HK$1,603,032.02 and the authorized share capital was reduced from HK$650 million to HK$200 million by cancellation of 45,000 million unissued reorganized shares. Please refer to the circular of the Company dated February 21, 2003 for details.

Outlook

The results of our core business for fiscal year 2002/2003 continued to be encouraging amidst the current economic environment. The economies worldwide and locally have experienced a number of turbulent events in recent years. These events have gradually culminated to cause the unfavorable trading climates we are facing today. The Asian financial crisis in 1997 was followed by a global decline in financial stock markets as result of the crash of certain speculative high technology players. Soon, the growth and continuous spread of terrorism led to the destructive 911 attack in the U.S. in 2001. The recent U.S. invasion against Iraq and the outbreak of infectious diseases such as birds' flu and SARS also caused uneasiness in financial markets around the world. These factors, coupled with heightened financial and securities reporting requirements created to combat corporate misconduct in the U.S. (as a result of corporate scandals from Enron and Worldcom etc.), have caused difficult and challenging business environments for companies worldwide. Under such circumstances, the Group, without exception, has been adjusting on certain investments in securities in line with the significant decline in fair value.

(ii) 與現代旌旗、成報報刊有限公司及陽光文化（或其提名人）訂立之轉讓契據，使轉讓部分減少貸款，即9,796,000港元予陽光文化（或其提名人）。該轉讓之代價，將透過於買賣協議完成日期起計兩個曆年屆滿時，以每股0.10港元之發行價（可調整）發行及配發97,960,000股陽光文化股本中每股面值0.02港元之新普通股支付。

股本重組

本公司於二零零三年三月完成股本重組。透過該重組，本公司每股已發行及未發行股份之面值實際上減至每股0.01港元。透過註銷45,000,000,000股未發行重組股份，繳足股本由160,303,202.95港元降至1,603,032.02港元，而法定股本則由650,000,000港元降至200,000,000港元。詳情請參考本公司於二零零三年二月二十一日發出之通函。

展望

儘管現今經濟環境欠佳，本公司核心業務之業績於二零零二／二零零三財政年度繼續令人鼓舞。世界與本地經濟近年動盪不定，逐漸引致今天不利之貿易氣候。若干高科技投機公司崩潰令全球股票金融市場急速下挫，一九九七年之亞洲金融風暴隨後爆發。不久，恐怖主義興起及不斷蔓延，引致二零零一年美國在「九一一事件」中受到破壞性襲擊。最近美國入侵伊拉克，爆發禽流感和非典型肺炎等傳染性疾病亦令全球金融市場舉步維艱。這些因素加上美國為打擊企業失當行為（由Enron及Worldcom等企業醜聞引發）而收緊財務及證券申報規定，亦令全球公司面對困難重重之營商環境。在上述情況下，本集團亦無例外就若干證券投資之嚴重跌幅作出調整，以符合其公平價值。

Chairman's Statement

Despite these unfavorable circumstances, the Group is very proud of its core Memorex® trading business, which, through the implementation of sound strategies, has been able to weather the economic storms. The Group witnessed continuous and satisfactory growth in both market share and revenue this year. Notwithstanding this growth, the Group recognizes that to overcome the hurdles before us, the Group will need to adjust its management and business policies. For its investment portfolio, the Group intends to divest those investments with negative to zero cash flows as far as practicable and look for investments with stable growth and cash flows, similar to Provisions Suppliers Corporation Limited which the Group acquired in 2002.

Looking forward, the Company envisages continuous profit contribution to the Group from its core business and will keep pursuing its dominant dual business strategy towards geographic expansion of Asian markets and innovation in products. Notwithstanding the worldwide economic uncertainties, the Company is confident that our business will turn around from the dark time to a gleaming future with our solid and profit-making core business and adoption of new business plans.

Appreciation

I would like to take this opportunity to express my gratitude to my fellow board members, the management and employees for their hard work and contribution to the Group in the past year.

On behalf of the Board

Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, July 21, 2003

儘管面對這些不利因素，本集團對其核心Memorex®貿易業務之表現引以為傲。透過實行穩健策略，該業務安然度過金融風暴之考驗。本集團於本年度在市場佔有率和收益方面均繼續錄得滿意增長。縱然保持增長，本集團認為若要克服面前之障礙，本集團必須調整其管理和業務策略。在投資組合方面，本集團擬盡量不投資現金流量為負數或零之投資項目及尋找穩健增長並具有現金流量之投資項目，類似二零零二年本集團收購之普威聯營有限公司。

展望未來，本公司預期其核心業務會持續為本集團提供溢利貢獻，並將維持主要雙線業務發展策略，即不斷擴展亞洲市場及創新產品。儘管世界經濟前景不明朗，本公司核心業務穩健並能夠賺取溢利，加上採取嶄新業務計劃，相信業務定會穿越黑暗時期，步向光明。

致謝

本人藉此機會，向各位董事、管理人員及僱員，在往年為本集團作出之努力及貢獻致以衷心感謝。

代表董事會

主席
陳國強博士

香港，二零零三年七月二十一日


Summer...

Continuous Growth
持續增長

The Group will adjust its management and business policies to overcome the unfavourable global trading climate.

本集團將調整其管理和業務策略以克服全球貿易之不景氣。

Directors Profile

Dr. CHAN Kwok Keung, Charles

aged 48, was appointed as the Managing Director of the Company in November 1995. In November 2000, he was appointed as the Chairman of the Company, responsible for the overall management of the Company. He holds an Honorary degree of Doctor of Laws and a Bachelor's degree in Civil Engineering and has over 23 years' international corporate management experience in the construction and property sectors as well as in strategic investments. Dr. Chan is the chairman of ITC Corporation Limited, Paul Y. – ITC Construction Holdings Limited, Dong Fang Gas Holdings Limited and China Enterprises Limited, a company whose shares are traded on OTC Bulletin Board in the U.S.A.. Dr. Chan is the chairman and chief executive officer of China Strategic Holdings Limited and an executive director of Ananda Wing On Travel (Holdings) Limited. He is also a non-executive director of Downer EDI Limited, a company whose shares are listed on the Australian Stock Exchange and New Zealand Stock Exchange. Dr. Chan is the elder brother of Mr. Chan Kwok Hung, an executive director of the Company.

Dr. YAP, Allan

aged 47, joined the Company in 1995 and was appointed as the Deputy Managing Director in December 1997. In November 2000, he was appointed as Managing Director of the Company. He obtained the Honorary degree of Doctor of Laws and has over 21 years' experience in finance, investment and banking. Dr. Yap is the vice chairman of China Strategic Holdings Limited, China Enterprises Limited and Dong Fang Gas Holdings Limited, and an executive director of Ananda Wing On Travel (Holdings) Limited. Dr. Yap is also the chairman and chief executive officer of Burcon NutraScience Corporation ("Burcon"), a public listed company in Canada, and an executive chairman of Provisions Suppliers Corporation Limited, a public listed company in Singapore.

Mr. LUI Siu Tsuen, Richard

aged 47, joined the Company in November 1995 and was appointed as Deputy Managing Director in May 2002. He is a qualified accountant and worked for an international accounting firm for over 11 years and has previously held senior financial positions in both private and public listed companies. Mr. Lui is an alternate director to Dr. Yap, Allan in China Strategic Holdings Limited and an executive director of Ananda Wing On Travel (Holdings) Limited. He is also an executive director of Provisions Suppliers Corporation Limited, a public listed company in Singapore.

董事簡歷

陳國強博士

48歲，於一九九五年十一月獲委任為本公司董事總經理。於二零零零年十一月彼獲委任為本公司之主席，負責本公司之整體管理事宜。彼持有法律榮譽博士學位及土木工程學士學位，在建築業、地產業及策略投資方面積逾23年國際企業管理經驗。陳博士為德祥企業集團有限公司、保華德祥建築集團有限公司、東方燃氣集團有限公司及於美國場外交易議價板買賣公司China Enterprises Limited之主席。陳博士為中策集團有限公司之主席兼行政總裁及辰達永安旅遊（控股）有限公司之執行董事。彼亦為於澳洲證券交易所及紐西蘭證券交易所上市公司Downer EDI Limited之非執行董事。陳博士為本公司執行董事陳國鴻先生之兄長。

YAP, Allan博士

47歲，於一九九五年加入本公司，並於一九九七年十二月獲委任為副董事總經理。彼於二零零零年十一月獲委任為董事總經理。彼持有法律榮譽博士學位，並於金融、投資及銀行業務方面積逾二十一年經驗。Yap博士為中策集團有限公司、China Enterprises Limited及東方燃氣集團有限公司之副主席，以及辰達永安旅遊（控股）有限公司之執行董事。Yap博士亦為加拿大上市公司Burcon NutraScience Corporation（「Burcon」）之主席兼行政總裁及新加坡上市公司普威聯營有限公司之執行主席。

呂兆泉先生

47歲，彼於一九九五年十一月加入本公司，並於二零零二年五月獲委任為本公司副董事總經理。彼為專業會計師，曾任職一家國際會計師行逾十一年，並曾在多間私人及上市公司擔任財務方面之高職。呂先生為Yap, Allan博士於中策集團有限公司之替代董事，並任辰達永安旅遊（控股）有限公司之執行董事。彼亦為新加坡上市公司普威聯營有限公司之執行董事。

Mr. CHAN Kwok Hung

aged 44, was appointed as an Executive Director of the Company in December 1995. He holds a Diploma in Arts and has over 19 years' experience in trading business in the People's Republic of China. He is the chairman of Rosedale Hotel Group Limited and an executive director of ITC Corporation Limited and Dong Fang Gas Holdings Limited. He is also an alternate director to Dr. Chan Kwok Keung, Charles in China Strategic Holdings Limited. Mr. Chan Kwok Hung is the younger brother of the Chairman, Dr. Chan.

陳國鴻先生

44歲，於一九九五年十二月獲委任為本公司執行董事。彼持有文學文憑，在中國貿易方面積逾十九年經驗。彼亦為珀麗酒店集團有限公司之主席，德祥企業集團有限公司及東方燃氣集團有限公司之執行董事。彼亦為陳國強博士在中策集團有限公司之替代董事。陳國鴻先生為本公司主席陳博士之胞弟。

Mr. FOK Kin Ning, Canning

aged 51, was appointed as a Non-Executive Director of the Company in 1992. He is the group managing director of Hutchison Whampoa Limited ("HWL"), the chairman of Hutchison Telecommunications (Australia) Limited, Hutchison Harbour Ring Limited and Partner Communications Company Ltd. and the co-chairman of Husky Energy Inc. He is also the deputy chairman of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited and a director of Cheung Kong (Holdings) Limited. He holds a Bachelor of Arts degree and is a member of the Australian Institute of Chartered Accountants.

霍建寧先生

51歲，於一九九二年獲委任為本公司非執行董事。彼為和記黃埔有限公司（「和黃」）之集團董事總經理，Hutchison Telecommunications (Australia) Limited、和記港陸有限公司及Partner Communications Company Ltd.之主席以及赫斯基能源公司之聯席主席。彼亦為長江基建集團有限公司及香港電燈集團有限公司之副主席及長江實業（集團）有限公司之董事。彼持有文學學士學位，且為澳洲特許會計師協會會員。

Ms. SHIH, Edith

aged 51, has been an Alternate Director to Mr. Fok Kin Ning, Canning, a Non-Executive Director of the Company since March 2003. She holds a Bachelor of Science degree in Education and a Master of Arts degree from the University of the Philippines, a Master of Arts degree and a Master of Education degree from Columbia University, New York. She is qualified to practise law in Hong Kong, England and Wales and Victoria, Australia. Ms. Shih is the Head Group General Counsel and Company Secretary of HWL and an executive director and the company secretary of Hutchison Harbour Ring Limited. She is also an executive director of Hutchison International Limited and director of various HWL group companies.

施熙德女士

51歲，自二零零三年三月出任本公司非執行董事霍建寧先生之替任董事。彼持有菲律賓大學之理學（教育）學士學位及文學碩士學位、紐約哥倫比亞大學之文學碩士兼教育碩士學位，並於香港、英格蘭及威爾斯以及澳洲維多利亞省持有律師執業資格。施女士為和黃之集團法律總監兼公司秘書及和記港陸有限公司之執行董事兼公司秘書。彼亦為和記企業有限公司之執行董事以及和黃集團旗下多家公司之董事。

Mr. YUEN Tin Fan, Francis

aged 50, joined the Company as an Independent Non-Executive Director in January 1996. Mr. Yuen holds a Bachelor degree in Economics from The University of Chicago and is now the deputy chairman of Pacific Century Group. As a previous chief executive of The Stock Exchange of Hong Kong Limited from 1988 to 1991, he has extensive investment banking and business experience in Hong Kong and the Far East region. Mr. Yuen is also a non-executive director of a number of listed companies in Hong Kong.

袁天凡先生

50歲，於一九九六年一月加入本公司，出任獨立非執行董事。袁先生持有芝加哥大學經濟學士學位，現為盈科拓展集團之副主席。一九八八年至一九九一年，彼曾任香港聯合交易所行政總裁，在香港及遠東地區之投資銀行及商界具有豐富經驗。袁先生亦為香港多間上市公司之非執行董事。

Mr. IP Tak Chuen, Edmond

aged 51, was appointed as a Non-Executive Director of the Company in November 1995. He holds a Master of Science degree in Business Administration and a Bachelor of Arts degree in Economics. Mr. Ip is a deputy chairman of Cheung Kong Infrastructure Holdings Limited, an executive director of Cheung Kong (Holdings) Limited and CK Life Sciences Int'l., (Holdings) Inc., and a non-executive director of TOM.COM LIMITED.

葉德銓先生

51歲，於一九九五年十一月獲委任為本公司非執行董事。彼持有工商管理碩士學位及經濟學士學位。葉先生為長江基建集團有限公司之副主席、長江實業（集團）有限公司及長江生命科技集團有限公司之執行董事及TOM.COM LIMITED之非執行董事。

Mr. CHEUNG Hon Kit

aged 49, has been a Non-Executive Director of the Company since July 2000. He has over twenty-five years of experience in real estate development, property investment and corporate finance. Mr. Cheung graduated from the University of London with a Bachelor of Arts degree. He has worked in key executive positions in various leading property development companies in Hong Kong. Currently, he is also an executive director of ITC Corporation Limited and Paul Y. – ITC Construction Holdings Limited, an executive vice chairman of Rosedale Hotel Group Limited, and a director of Panva Gas Holdings Limited, Cyber On-Air Group Company Limited, Billybala Holdings Limited and Skynet (International Group) Holdings Limited.

張漢傑先生

49歲，於二零零零年七月起擔任本公司之非執行董事。彼於地產發展、物業投資及企業融資方面擁有逾二十五年經驗。張先生於倫敦大學畢業並持有文學士學位。彼曾於香港多間著名物業發展公司工作擔任重要行政職位。彼現亦為德祥企業集團有限公司及保華德祥建築集團有限公司之執行董事、珀麗酒店集團有限公司之行政副主席及百江燃氣控股有限公司、創博數碼科技集團有限公司、霹靂啪喇控股有限公司及天網（國際集團）有限公司之董事。

Mr. TSANG Link Carl, Brian

aged 39, was appointed as an Independent Non-Executive Director of the Company in August 2000. He is a practising solicitor in Hong Kong and is a partner of the Hong Kong law firm of Iu, Lai & Li. He graduated from King's College, London with an LLB. Degree in 1985. He is also admitted to practise law in England and Wales, Singapore, New South Wales, Queensland and the Australian Capital Territories. He is also a non-executive director of several other companies listed on the Main Board and the GEM Board of The Stock Exchange of Hong Kong Limited.

曾令嘉先生

39歲，於二零零零年八月獲委任為本公司獨立非執行董事。彼為香港之執業律師及姚黎李律師行之合夥人。彼畢業於倫敦大學King's College並於1985年取得法律學士之資格。彼並取得英格蘭及威爾斯、新加坡、新南威爾斯、昆士蘭及澳洲首都省之執業律師資格。彼亦出任多家於香港聯合交易所有限公司主板及創業板上市公司之非執行董事。

Ms. MA Wai Man, Catherine

aged 37, was appointed as an Independent Non-Executive Director of the Company in July 2002. She is an executive director and the company secretary of Capital Strategic Holdings Limited, Capital Prosper Limited and Capital Estate Limited. Ms. Ma is a graduate of the City University of Hong Kong. She is a chartered secretary and is a member of both Association of Chartered Certified Accountants and Hong Kong Society of Accountants. Ms. Ma has extensive management experience in companies with diversified interests ranging from manufacturing, telecommunications to infrastructure and property investments. She had also held executive directorship in a number of companies listed on local and overseas stock exchanges.

馬慧敏女士

37歲，於二零零二年七月獲委任為本公司獨立非執行董事。彼現擔任資本策略投資有限公司，興旺行有限公司及冠中地產有限公司之執行董事及公司秘書職位。彼畢業於香港城市理工大學。彼亦為特許公司秘書、英國特許公認會計師公會及香港會計師公會之會員。馬女士在不同類型行業包括從製造業、電訊行業至基建及物業投資均擁有豐富管理經驗。彼亦曾在多間本港及海外交易所上市之公司擔任董事職位。

Mr. KWOK Ka Lap, Alva

aged 55, has been an Independent Non-Executive Director of the Company since July 2003. He was a marketing manager in an international company engaging in the design of business administration system. Mr. Kwok has been in the insurance and investments business for over 21 years, principally in the senior managerial position leading a sizable sales team. Mr. Kwok is an executive director of China Development Corporation Limited. He is also an independent non-executive director of Cheung Tai Hong Holdings Limited and Ananda Wing On Travel (Holdings) Limited.

郭嘉立先生

現年55歲，自二零零三年七月出任本公司之獨立非執行董事。彼曾為一所國際公司之市場經理，從事設計工商行政系統。郭先生在保險及業務投資方面累積逾21年經驗，且為高級管理人員，管轄具規模之營業隊伍。郭先生是中國發展集團有限公司之執行董事。彼亦為祥泰行集團有限公司及辰達永安旅遊(控股)有限公司之獨立非執行董事。

Senior Management Profile

Mr. GOLACINSKI, Michael

aged 51, was appointed as Director and Chief Executive Officer of Memorex International Inc. in January 2002. He also serves as President of Memorex Products, Inc. ("MPI"). Mr. Golacinski has over 26 years of sales and management experience in the computer and consumer electronic industries. He joined MPI in 1998.

Ms. LAW, Dorothy

aged 33, was appointed as the Corporate Counsel of the Company in November 1997. She is also a director of China Enterprises Limited and Burcon. Ms. Law received her Bachelor of Commerce and Bachelor of Law degrees from the University of British Columbia and is a Barrister and Solicitor licensed to practice law in British Columbia, Canada. Ms. Law has also been admitted as a solicitor of the High Court of Hong Kong. Prior to joining the Company and the Burcon group of companies, she worked for a Canadian national law firm practicing in the areas of corporate and securities law.

Ms. KEE Shui Wah

aged 38, joined the Company in April 1994 and was appointed as Chief Financial Officer of the Company in May 2002. Ms. Kee is a member of both the Association of Chartered Certified Accountants and the Hong Kong Society of Accountants. She has over 13 years' experience in international accounting and finance in multinational corporations.

高層管理人員簡歷

GOLACINSKI, Michael先生

51歲，於二零零二年一月獲委任為Memorex International Inc.之董事及行政總裁。彼亦為Memorex Products, Inc.（「MPI」）之總裁。Golacinski先生在電腦及家用電子產品行業中累積超過26年銷售及管理經驗。彼於一九九八年加盟MPI。

LAW, Dorothy女士

33歲，於一九九七年十一月獲委任為本公司之公司律師。彼亦為China Enterprises Limited及Burcon之董事。彼持有英屬哥倫比亞大學商業學士學位及法律學士學位，並獲准在加拿大卑詩省執業為大律師及律師，彼亦已成為香港高等法院之認可執業律師。在加入本公司及Burcon集團之前，彼於一間加拿大之全國性律師行執業，負責公司及證券法方面之工作。

祁瑞華女士

38歲，於一九九四年四月加入本公司，並於二零零二年五月獲委任為本公司之財務總監。祁女士為英國特許公認會計師公會及香港會計師公會之會員，彼擁有逾13年國際會計及跨國企業財務之經驗。

秋



Autumn...

Succession of Good Harvests
豐富收穫

The Group witnessed continuous and satisfactory growth in both market share and revenue in the year.

本集團於本年度在市場佔有率和收益方面均繼續錄得滿意增長。

The directors present to the shareholders the annual report on the affairs of the Company and of the Group together with the audited financial statements for the year ended March 31, 2003.

董事謹向各股東提呈有關本公司及本集團業務狀況之年報及截至二零零三年三月三十一日止年度之經審核財務報表。

PRINCIPAL ACTIVITIES

主要業務

The Group is principally engaged in trading of computer related products, consumer electronic products and securities which comprise the manufacture, distribution and marketing of data storage media (primarily floppy disks, CD-R, CD-RW and DVD), the distribution and marketing of computer accessories and storage media drives, scanners, audio and video cassettes, minidiscs, household electronic products and telecommunication accessories and securities trading. The Group also made strategic investments in information technology, Internet, Internet-related, supply of household consumer products and other businesses. The Company itself is an investment holding company.

本集團主要從事買賣電腦相關產品、消費電子產品及證券，其中包括生產、銷售及推廣數據儲存媒體（主要為電腦磁碟、一次收錄光碟、可重寫光碟及DVD），銷售及分銷電腦配件與儲存媒體驅動器、掃瞄器、錄音帶與錄影帶、微型唱碟、家庭電子產品及電訊設備配件及證券買賣。本集團亦於資訊科技、互聯網、互聯網相關、家用消費產品供應與其他業務上作策略性投資。本公司則為投資控股公司。

RESULTS

業績

Details of the results of the Group for the year are set out in the consolidated income statement on page 42 of the annual report.

本集團本年度之業績詳情，載於本年報第42頁之綜合收益表。

PROPERTY, PLANT AND EQUIPMENT

物業、機器及設備

During the year, the Group spent approximately HK$19.4 million on the acquisition of property, plant and equipment for the purpose of expanding the Group's business. Details of this and other movements in the property, plant and equipment of the Group during the year are set out in note 17 to the financial statements.

本集團於本年度動用約19,400,000港元購買物業、機器及設備，以擴展本集團之業務。有關此項及本集團本年度物業、機器及設備之其他變動詳情，載於財務報表附註第17項。

SHARE CAPITAL

In March 2003, the Company completed a capital reorganization. Following the capital reorganization, the par value of each issued and unissued shares of the Company was effectively reduced to HK$0.01 per share. The paid up share capital was reduced from HK$160,303,202.95 to HK$1,603,032.02 and the authorized share capital was reduced from HK$650 million to HK$200 million by cancelling 45,000 million unissued reorganized shares.

Details of movements in the share capital of the Company during the year are set out in note 27 to the financial statements.

股本

本公司於二零零三年三月完成股本重組。經股本重組後，本公司每股已發行及未發行之股份面值減至0.01港元。繳足股本由160,303,202.95港元減至1,603,032.02港元，而法定股本經註銷45,000,000,000股未發行重組股份後，由650,000,000港元減至200,000,000港元。

本公司本年度股本變動詳情，載於財務報表附註第27項。

WARRANTS

Details of the movements in the warrants of the Company during the year are set out in note 28 to the financial statements.

認股權證

本公司本年度之認股權證變動詳情，載於財務報表附註第28項。

DIRECTORS

The directors of the Company during the year and up to the date of this report are:

Executive Directors:

Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*
(appointed on May 3, 2002)
Mr. Chan Kwok Hung
Mr. Cheung Kwok Wah, Ken *(resigned on June 16, 2003)*

Non-executive Directors:

Mr. Fok Kin Ning, Canning
Ms. Shih, Edith *(Alternate to Mr. Fok Kin Ning, Canning)*
(appointed on March 14, 2003)
Mr. Yuen Tin Fan, Francis*
Mr. Ip Tak Chuen, Edmond
Mr. Tsang Link Carl, Brian*
Mr. Cheung Hon Kit
Ms. Ma Wai Man, Catherine* *(appointed on July 11, 2002)*
Mr. Ma Si Hang, Frederick* *(resigned on June 24, 2002)*
Mr. Kwok Ka Lap, Alva* *(appointed on July 17, 2003)*

* *Independent Non-Executive Director*

董事

於本年度及截至本報告刊發之日，本公司各董事之姓名如下：

執行董事：

陳國強博士 *（主席）*
Yap, Allan博士 *（董事總經理）*
呂兆泉先生 *（副董事總經理）*
（於二零零二年五月三日獲委任）
陳國鴻先生
張國華先生 *（於二零零三年六月十六日辭任）*

非執行董事：

霍建寧先生
施熙德女士 *（霍建寧先生之替代董事）*
（於二零零三年三月十四日獲委任）
袁天凡先生*
葉德銓先生
曾令嘉先生*
張漢傑先生
馬慧敏女士* *（於二零零二年七月十一日獲委任）*
馬時亨先生* *（於二零零二年六月二十四日辭任）*
郭嘉立先生* *（於二零零三年七月十七日獲委任）*

* *獨立非執行董事*

In accordance with Clause 87(3) of the Company's Bye-laws, Mr. Fok Kin Ning, Canning and Ms. Ma Wai Man, Catherine shall retire at the forthcoming annual general meeting. Mr. Fok Kin Ning, Canning offers himself for re-election and Ms. Ma Wai Man, Catherine does not offer herself for re-election at the forthcoming annual general meeting.

依據本公司之公司細則第87(3)條，霍建寧先生及馬慧敏女士將在應屆股東週年大會依章告退。霍建寧先生願意在應屆股東週年大會膺選連任，而馬慧敏女士將不會膺選連任。

In accordance with Clause 86(2) of the Company's Bye-laws, Mr. Kwok Ka Lap, Alva who was appointed during the period from the date of the last annual general meeting to the date of this report, retires and, being eligible, offers himself for re-election at the forthcoming annual general meeting.

依據本公司之公司細則第86(2)條，於上屆股東週年大會日期至本報告刊發日期期間獲委任之郭嘉立先生將會依章告退，並符合資格及願意在應屆股東週年大會膺選連任。

The non-executive directors are subject to retirement by rotation in accordance with the above clauses of the Company's Bye-laws.

非執行董事須依據上述本公司之公司細則條款輪值告退。

DIRECTORS' SERVICE CONTRACTS

董事之服務合約

None of the directors proposed for re-election at the forthcoming annual general meeting has a service contract with the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

擬於應屆股東週年大會上膺選連任之董事，概無與本集團訂有不可於一年內毋須支付補償（法定賠償除外）而終止之服務合約。

DIRECTORS' INTERESTS IN SECURITIES

董事之證券權益

As at March 31, 2003, the interests of the directors of the Company in the securities of the Company and its associated corporations, within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance"), as recorded in the register kept by the Company under section 29 of the SDI Ordinance or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") were as follows:

於二零零三年三月三十一日，本公司各董事持有本公司及其聯繫公司（依據證券（披露權益）條例（「披露權益條例」）之定義）之證券權益而記錄於披露權益條例第29條規定本公司記存之登記冊，或依據香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）所訂上市公司董事進行證券交易之標準守則而向本公司及聯交所申報者如下：

(A) Shares

(A) 普通股

Name of director 董事姓名	Nature of interest 權益性質	Number of shares held 所持股份數目
Dr. Chan Kwok Keung, Charles *(Note)* ("Dr. Chan")	Corporate	45,298,813
陳國強博士 *(附註)*（「陳博士」）	公司	45,298,813

Note: Dr. Chan is deemed to have a corporate interest in 45,298,813 shares of the Company by virtue of his interest in Chinaview International Limited ("Chinaview"). This interests was detailed and duplicated with the interests as shown in the paragraph "Substantial Shareholders" below.

附註： 陳博士因在Chinaview International Limited（「Chinaview」）擁有權益，而被視為擁有本公司45,298,813股股份之公司權益。該權益已在下文「主要股東」權益中一節詳述及重覆。

(B) Share Options

Details of the movements in the options granted to the Company's directors during the year and the outstanding options at March 31, 2003 are as follows:

(B) 購股權

授予本公司董事之購股權於年內之變動及於二零零三年三月三十一日之未行使購股權詳情如下：

Name of Director 董事姓名	Date of Grant 授出日期	Exercisable Period 行使期間	Exercise price per share before share consolidation HK$ 股份合併前之每股行使價 港元	Exercise price per share after share consolidation HK$ 股份合併後之每股行使價 港元	Number of share options 購股權數目: Balance at 4.1.2002 於二零零二年四月一日之結餘	Adjustment due to share consolidation 因股份合併而作出之調整	Balance at 3.31.2003 於二零零三年三月三十一日之結餘
Dr. Chan	8.31.2001	8.31.2001 to 8.30.2006	0.07472	2.9888	160,000,000	(156,000,000)	4,000,000
陳博士	二零零一年八月三十一日	二零零一年八月三十一日至二零零六年八月三十日	0.07472	2.9888	160,000,000	(156,000,000)	4,000,000
Dr. Yap, Allan	8.31.2001	8.31.2001 to 8.30.2006	0.07472	2.9888	130,000,000	(126,750,000)	3,250,000
Yap, Allan博士	二零零一年八月三十一日	二零零一年八月三十一日至二零零六年八月三十日	0.07472	2.9888	130,000,000	(126,750,000)	3,250,000
Mr. Lui Siu Tsuen, Richard	8.31.2001	8.31.2001 to 8.30.2006	0.07472	2.9888	70,000,000	(68,250,000)	1,750,000
呂兆泉先生	二零零一年八月三十一日	二零零一年八月三十一日至二零零六年八月三十日	0.07472	2.9888	70,000,000	(68,250,000)	1,750,000

Name of Director 董事姓名	Date of Grant 授出日期	Exercisable Period 行使期間	Exercise price per share before share consolidation HK$ 股份合併前之每股行使價 港元	Exercise price per share after share consolidation HK$ 股份合併後之每股行使價 港元	Number of share options 購股權數目: Balance at 4.1.2002 於二零零二年四月一日之結餘	Adjustment due to share consolidation 因股份合併而作出之調整	Balance at 3.31.2003 於二零零三年三月三十一日之結餘
Mr. Chan Kwok Hung	8.31.2001	8.31.2001 to 8.30.2006	0.07472	2.9888	70,000,000	(68,250,000)	1,750,000
陳國鴻先生	二零零一年八月三十一日	二零零一年八月三十一日至二零零六年八月三十日	0.07472	2.9888	70,000,000	(68,250,000)	1,750,000
Mr. Cheung Kwok Wah, Ken	8.31.2001	8.31.2001 to 8.30.2006	0.07472	2.9888	30,000,000	(29,250,000)	750,000
張國華先生	二零零一年八月三十一日	二零零一年八月三十一日至二零零六年八月三十日	0.07472	2.9888	30,000,000	(29,250,000)	750,000

Save as disclosed above, as at March 31, 2003, none of the directors of the Company had any personal, family, corporate or other interests in any securities of the Company or any of its associated corporations, within the meaning of the SDI Ordinance, and none of the directors or their spouses or children under the age of 18 had any right to subscribe for the securities of the Company, or had exercised any such right during the year as recorded in the register kept by the Company under Section 29 of the SDI Ordinance or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules.

除上文所披露者外，根據披露權益條例第29條規定本公司記存之登記冊所記錄，或根據上市規則所訂上市公司董事進行證券交易之標準守則須向本公司及聯交所申報者，本公司各董事於二零零三年三月三十一日概無在本公司或其任何聯繫公司（依據披露權益條例之定義）之任何證券中擁有任何個人、家族、公司或其他權益，而各董事或其配偶或未滿十八歲之子女亦無擁有可認購本公司證券之權利，年內亦無行使任何該等權利。

SHARE OPTIONS SCHEMES

購股權計劃

Particulars of the Company's share option schemes are set out in note 37 to the financial statements.

本公司購股權計劃之詳情，載於財務報表附註第37項。

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

Other than as disclosed above, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of the Company or any other body corporate.

購買股份或債券之安排

除上文所披露者外，本公司或其任何附屬公司於年內任何時間概無參與訂立任何安排，致使本公司董事可藉購入本公司或任何其他法人團體之股份或債券而獲益。

DIRECTORS' INTERESTS IN COMPETING BUSINESS

Interests of directors of the Company in competing businesses during the year required to be disclosed pursuant to Rule 8.10 of the Listing Rules were as follows:

董事於競爭業務之權益

本公司董事於年內在競爭業務之權益按上市規則第8.10條之規定披露如下：

Name of director **董事名稱**	**Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group** **現與或可能與本集團業務相競爭之實體名稱**	**Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group** **現與或可能與本集團業務相競爭之業務描述**	**Nature of interest of the director in the entity** **董事於該實體之權益性質**
Dr. Chan 陳博士	Dong Fang Gas Holdings Limited ("DFG") *(Note)* 東方燃氣集團有限公司（「東方燃氣」）*(附註)*	Investments in securities 證券投資	Chairman and Executive Director 主席及執行董事
Dr. Yap, Allan Yap, Allan博士	DFG *(Note)* 東方燃氣 *(附註)*	Investments in securities 證券投資	Vice Chairman and Executive Director 副主席及執行董事
Mr. Chan Kwok Hung 陳國鴻先生	DFG *(Note)* 東方燃氣 *(附註)*	Investments in securities 證券投資	Executive Director 執行董事
Mr. Cheung Kwok Wah, Ken 張國華先生	China Youth Net.Com Limited 中國青年網有限公司	Holding 60% of cyol.net Internet portal provides information on education, human resources and training for students and young executives of the People's Republic of China 擁有cyol.net互聯網入門網站60%權益，該網站向中華人民共和國學生及年青行政人員提供教育、人力資源及培訓之資訊	Director *(resigned on 2.25.2003)* 董事 *(於二零零三年二月二十五日辭任)*
Mr. Fok Kin Ning, Canning 霍建寧先生	Cheung Kong (Holdings) Limited ("CKH") *(Note)* 長江實業（集團）有限公司（「長實」）*(附註)*	Manufacture, distribution and marketing of data storage media 製造、銷售及推廣數據儲存媒體	Non-executive Director 非執行董事

Name of director 董事名稱	Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group 現與或可能與本集團業務相競爭之實體名稱	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group 現與或可能與本集團業務相競爭之業務描述	Nature of interest of the director in the entity 董事於該實體之權益性質
	CKH *(Note)* 長實 *(附註)*	Distribution and marketing of computer accessories and storage media drives, scanners, audio and video cassettes, minidiscs, household electronic products and telecommunication accessories 銷售及推廣電腦配件、儲存媒體驅動器、掃瞄器、錄音帶與錄影帶、微型唱碟、家庭電子產品及電訊設備配件	Non-executive Director 非執行董事
	Hutchison Whampoa Limited ("HWL") *(Note)* 和記黃埔有限公司（「和黃」）*(附註)*	Manufacture and supply of consumer electronic products 製造及供應消費電子產品	Group Managing Director 集團董事總經理
	Hutchison Harbour Ring Limited ("HHR") *(Note)* 和記港陸有限公司（「和記港陸」）*(附註)*	Manufacture and supply of consumer electronic products 製造及供應消費電子產品	Chairman *(from 10.1.2002 to now)* Co-Chairman *(up to 9.30.2002)* 主席 *(自二零零二年十月一日至今)* 聯席主席 *(截至二零零二年九月三十日止)*
	CKH *(Note)* 長實 *(附註)*	Investment in securities 證券投資	Non-executive Director 非執行董事
	HWL *(Note)* 和黃 *(附註)*	Finance and investment 財務及投資	Group Managing Director 集團董事總經理
	Cheung Kong Infrastructure (Holdings) Limited ("CKI") *(Note)* 長江基建集團有限公司（「長江基建」）*(附註)*	Investment in securities 證券投資	Deputy Chairman 副主席

Name of director 董事名稱	Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group 現與或可能與本集團業務相競爭之實體名稱	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group 現與或可能與本集團業務相競爭之業務描述	Nature of interest of the director in the entity 董事於該實體之權益性質
	CKH *(Note)* 長實 *(附註)*	Information technology, e-commerce and new technology 資訊科技、電子商貿及新科技	Non-executive Director 非執行董事
	HWL *(Note)* 和黃 *(附註)*	Information technology, e-commerce and new technology 資訊科技、電子商貿及新科技	Group Managing Director 集團董事總經理
	CKI *(Note)* 長江基建 *(附註)*	Information technology, e-commerce and new technology 資訊科技、電子商貿及新科技	Deputy Chairman 副主席
	HHR *(Note)* 和記港陸 *(附註)*	New technology 新科技	Chairman *(from 10.1.2002 to now)* Co-Chairman *(up to 9.30.2002)* 主席 *(自二零零二年十月一日至今)* 聯席主席 *(截至二零零二年九月三十日止)*
Ms. Shih, Edith 施熙德女士	HHR *(Note)* 和記港陸 *(附註)*	Manufacture and supply of consumer electronic products 製造及供應消費電子產品	Director 董事
	HHR *(Note)* 和記港陸 *(附註)*	New Technology 新科技	Director 董事
Mr. Ip Tak Chuen, Edmond 葉德銓先生	CKH *(Note)* 長實 *(附註)*	Manufacture, distribution and marketing of data storage media 製造、銷售及推廣數據儲存媒體	Executive Director 執行董事
	CKH *(Note)* 長實 *(附註)*	Distribution and marketing of computer accessories, telecommunication accessories and related products 分銷及推廣電腦配件、電訊設備配件及相關產品	Executive Director 執行董事

Name of director 董事名稱	Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group 現與或可能與本集團業務相競爭之實體名稱	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group 現與或可能與本集團業務相競爭之業務描述	Nature of interest of the director in the entity 董事於該實體之權益性質
	CKH *(Note)* 長實 *(附註)*	Investment in securities 證券投資	Executive Director 執行董事
	CKH *(Note)* 長實 *(附註)*	Information technology, e-commerce and new technology 資訊科技、電子商貿及新科技	Executive Director 執行董事

Note: Such businesses may be made through its subsidiaries, associates or by way of other forms of investments.

附註： 上述業務可透過附屬公司、關連公司或以其他投資方式經營。

Other than as disclosed above, none of the directors is interested in any business apart from the Company's businesses which competes or is likely to compete, either directly or indirectly, with the Company's businesses.

除上述披露者外，概無董事擁有與本公司業務直接或間接出現競爭或可能出現競爭之任何業務之權益。

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

董事之重大合約權益

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

於本年終或本年內任何時間，本公司或其任何附屬公司並無訂立任何重大合約，及本公司董事均無直接或間接持有重大合約之重大權益。

SUBSTANTIAL SHAREHOLDERS

主要股東

As at March 31, 2003, the register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance showed that the following shareholders had an interest of 10% or more of the issued share capital of the Company:

依據披露權益條例第16(1)條規定記存之主要股東登記冊顯示，於二零零三年三月三十一日，下列股東持有本公司已發行股本10%或以上之權益：

Name of shareholder	股東名稱	Number of shares held 所持股份數目 Direct Interest 直接權益	Deemed Interest 應計權益	Shareholding Percentage % 持股量百分比 %
Dr. Chan	陳博士	–	45,298,813	28.26
Chinaview	Chinaview	–	45,298,813	28.26
Galaxyway Investments Limited ("Galaxyway")	Galaxyway Investments Limited (「Galaxyway」)	–	45,298,813	28.26
ITC Corporation Limited ("ITC")	德祥企業集團有限公司 (「德祥企業」)	–	45,298,813	28.26
ITC Investment Holdings Limited ("ITC Investment")	ITC Investment Holdings Limited (「ITC Investment」)	–	45,298,813	28.26
Mankar Assets Limited ("Mankar")	Mankar Assets Limited (「Mankar」)	–	45,298,813	28.26
Famex Investment Limited ("Famex")	其威投資有限公司（「其威」）	45,298,813	–	28.26

Notes:

(1) Famex is a wholly-owned subsidiary of Mankar. Mankar is a wholly-owned subsidiary of ITC Investment, which in turn is a wholly-owned subsidiary of ITC. Mankar, ITC Investment and ITC are deemed to be interested in 45,298,813 shares which are held by Famex.

(2) Galaxyway, a wholly-owned subsidiary of Chinaview, owns more than one-third of the issued ordinary share capital of ITC. Dr. Chan owns the entire issued share capital of Chinaview. Galaxyway, Chinaview and Dr. Chan are deemed to be interested in 45,298,813 shares which are held by Famex.

附註：

(1) 其威為Mankar之全資附屬公司，而後者為ITC Investment之全資附屬公司，ITC Investment則為德祥企業之全資附屬公司。Mankar、ITC Investment及德祥企業均被視為擁有由其威持有之45,298,813股股份之權益。

(2) Galaxyway為Chinaview之全資附屬公司，並擁有德祥企業超過三分一已發行普通股本，而陳博士擁有Chinaview全部已發行股本。Galaxyway、Chinaview及陳博士均被視為擁有由其威持有之45,298,813股股份之權益。

Other than as disclosed above, as at March 31, 2003, the Company had not been notified of any other interests representing 10% or more of the issued share capital of the Company.

除上文所披露者外，於二零零三年三月三十一日，本公司並不知悉佔本公司已發行股本10%或以上之任何其他權益。

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended March 31, 2003:

(i) The Group's largest customer and five largest customers accounted for approximately 27% and 61% respectively of the Group's total turnover.

(ii) The Group's largest supplier and five largest suppliers accounted for approximately 36% and 64% respectively of the Group's total purchases (not including purchases of items which are of capital nature).

So far as the directors are aware, none of the directors, their associates or any shareholders who owned more than 5% of the Company's share capital had any interest in the five largest customers or suppliers of the Group.

主要客戶及供應商

截至二零零三年三月三十一日止年度：

(i) 本集團之最大客戶及五大客戶分別約佔本集團總營業額之27%及61%。

(ii) 本集團之最大供應商及五大供應商分別約佔本集團總購貨額（不包括屬資本性質之貨品採購）之36%及64%。

據董事會所知，各董事、彼等之聯繫人士或任何擁有本公司股本5%以上之股東，概無於本集團之五大客戶或供應商中擁有任何權益。

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SHARES

During the year ended March 31, 2003, there were no purchases, sales or redemptions by the Company, or any of its subsidiaries, of the Company's listed shares.

購買、出售或贖回本公司之上市股票

截至二零零三年三月三十一日止年度，本公司或其任何附屬公司概無購買、出售或贖回本公司之上市股票。

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's Bye-laws, or the laws in Bermuda which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

優先購買權

本公司之公司細則或百慕達法律並無任何有關優先購買權之條款，規定本公司須按比例向現有股東提呈發售新股份。

CORPORATE GOVERNANCE

The Company has complied throughout the year ended March 31, 2003 with the Code of Best Practice as set out in Appendix 14 of the Listing Rules except that the non-executive directors are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Bye-laws of the Company.

公司管治

本公司於截至二零零三年三月三十一日止年度一直遵守上市規則附錄十四所載最佳應用守則之規定，惟非執行董事並無固定任期，因彼等須根據本公司之公司細則，在本公司之股東週年大會上輪值告退並膺選連任。

AUDIT COMMITTEE

The Audit Committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the audited financial statements of the Company.

審核委員會

審核委員會已聯同管理層審閱本集團所採納之會計政策及慣例，並就審核、內部監控及財務報告事宜進行商討，其中包括審閱本公司經審核之財務報表。

POST BALANCE SHEET EVENT

Details of a significant event occurring after the balance sheet date are set out in note 40 to the financial statements.

結算日後事項

結算日後發生之重大事項詳情，載於財務報表附註第40項。

AUDITORS

A resolution will be submitted to the annual general meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

核數師

董事會將於本公司之股東週年大會上提呈決議案，續聘德勤•關黃陳方會計師行為本公司核數師。

On behalf of the Board

Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, July 21, 2003

代表董事會

主席
陳國強博士

香港，二零零三年七月二十一日


冬
Winter...

Gleaming Future
走向光明

The Group is confident that its business can withstand the world wide economic uncertainties with its solid and profit-making core business and adoption of new business plans.

儘管世界經濟前景不明朗，本集團核心業務穩健並能夠賺取溢利，加上採取嶄新業務計劃，相信業務定會穿越黑暗時期，步向光明。

德勤・關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

TO THE SHAREHOLDERS OF HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

致錦興集團有限公司股東

（於百慕達註冊成立之有限公司）

We have audited the financial statements on pages 42 to 99 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

本核數師行已完成審核刊於第42頁至第99頁按照香港普遍採納之會計準則編製之財務報表。

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

董事及核數師之個別責任

貴公司之董事須負責編製真實與公平之財務報表。在編製真實與公平之財務報表時，董事必須貫徹採用合適之會計政策。

本行之責任乃根據本行審核工作之結果，對該等財務報表表達獨立意見，並向股東作出報告。

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

意見之基礎

本行乃按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報表時所作之重大估計和判斷，所釐定之會計政策是否適合貴公司及 貴集團之具體情況，及是否貫徹應用並足夠地披露該等會計政策。

本行在規劃及進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充份憑證，就該等財務報表是否存有重大錯誤陳述，作出合理確定。在表達本行意見時，本行亦已衡量該等財務報表所載之資料在整體上是否足夠。本行相信，本行之審核工作已能為下列意見建立合理基礎。

TO THE SHAREHOLDERS OF HANNY HOLDINGS LIMITED (continued)

(Incorporated in Bermuda with limited liability)

致錦興集團有限公司股東（續）

（於百慕達註冊成立之有限公司）

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at March 31, 2003 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

意見

本行認為上述財務報表均真實與公平地反映　貴公司及　貴集團於二零零三年三月三十一日之財務狀況及　貴集團於截至該日止年度之虧損及現金流動情況，並已按香港公司條例之披露規定而妥善編製。

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong, July 21, 2003

德勤•關黃陳方會計師行

執業會計師

香港，二零零三年七月二十一日

Consolidated Income Statement 綜合收益表

For the year ended March 31, 2003 截至二零零三年三月三十一日止年度

		Notes 附註	2003 HK$'000 二零零三年 千港元	2002 HK$'000 二零零二年 千港元
Turnover	營業額	4	**4,162,804**	4,373,909
Cost of sales	銷售成本		**(3,248,769)**	(3,560,003)
Gross profit	毛利		**914,035**	813,906
Other operating income	其他經營收入	6	**96,980**	62,505
Distribution costs	分銷成本		**(685,793)**	(443,261)
Administrative expenses	行政開支		**(278,968)**	(267,238)
Other operating expenses	其他經營開支	7	**(38,608)**	(169,262)
Profit (loss) before impairment loss on investment securities	除投資證券之減值虧損前溢利（虧損）		**7,646**	(3,350)
Impairment loss on investment securities	投資證券之減值虧損		**(323,287)**	(15,676)
Loss from operations	經營虧損	8	**(315,641)**	(19,026)
Finance costs	財務費用	9	**(31,669)**	(58,144)
Share of results of associates	應佔聯營公司業績		**(32,397)**	(3,499)
Allowance for loans to associates	借予聯營公司貸款準備		**(79,595)**	–
Amortization of goodwill arising on acquisition of an associate	攤銷收購一間聯營公司產生之商譽		**(6,612)**	–
Impairment loss on goodwill arising on acquisition of an associate	收購一間聯營公司產生之商譽之減值虧損	10	**(104,585)**	–
Net gain on disposal of subsidiaries and associates	出售附屬公司及聯營公司之收益淨額	11	**25**	5,625
Loss before taxation	除稅前虧損		**(570,474)**	(75,044)
Taxation	稅項	14	**35,755**	2,686
Loss before minority interests	未計少數股東權益前虧損		**(606,229)**	(77,730)
Minority interests	少數股東權益		**42,243**	24,725
Loss for the year	本年度虧損		**(648,472)**	(102,455)
Dividend	股息	15	**–**	9,647
Loss per share – Basic	每股虧損 一基本	16	**HK$(4.05)**	HK$(0.64)

		Notes 附註	2003 HK$'000 二零零三年 千港元	2002 HK$'000 二零零二年 千港元
Non-current Assets	非流動資產			
Property, plant and equipment	物業、機器及設備	17	**84,112**	91,742
Intangible assets	無形資產	18	**339,855**	152,621
Interests in associates	聯營公司權益	20	**271,362**	179,902
Investments in securities	證券投資	21	**887,630**	1,221,210
Deposit made for acquisition of an associate	收購一間聯營公司所支付之訂金		**-**	4,235
Long-term loans receivable	應收長期貸款		**10,188**	21,483
			1,593,147	1,671,193
Current Assets	流動資產			
Inventories	存貨	22	**505,165**	449,323
Trade and other receivables	貿易及其他應收款項	23	**486,609**	815,145
Investments in securities	證券投資	21	**209,270**	292,507
Short-term loans receivable	應收短期貸款		**163,520**	244,012
Margin loans receivable	應收孖展貸款		**51,095**	123,248
Tax recoverable	可退回稅項		**3,810**	456
Pledged bank deposits	已抵押銀行存款		**19,226**	91,800
Bank balances and cash	銀行結存及現金		**224,573**	217,379
			1,663,268	2,233,870
Current Liabilities	流動負債			
Trade and other payables	貿易及其他應付款項	24	**890,572**	740,982
Margin loans payable	應付孖展貸款		**1,609**	22,111
Bills payable	應付票據		**2,481**	2,079
Taxation	稅項		**23,194**	21,269
Borrowings – due within one year	借款 – 一年內到期	25	**244,473**	566,902
Obligations under finance leases – due within one year	融資租約承擔 – 一年內到期	26	**1,113**	2,851
Bank overdrafts	銀行透支		**22,416**	76,110
			1,185,858	1,432,304
Net Current Assets	流動資產淨值		**477,410**	801,566
			2,070,557	2,472,759

		Notes 附註	**2003 HK$'000 二零零三年 千港元**	2002 HK$'000 二零零二年 千港元
Capital and Reserves	資本及儲備			
Share capital	股本	27	**1,603**	160,301
Reserves	儲備	29	**1,721,496**	2,086,867
			1,723,099	2,247,168
Minority Interests	少數股東權益		**170,500**	214,611
Non-current Liabilities	非流動負債			
Borrowings – due after one year	借款 — 一年後到期	25	**172,995**	8,289
Obligations under finance leases – due after one year	融資租約承擔 — 一年後到期	26	**1,557**	246
Amount due to a minority shareholder	應付少數股東款項	30	**2,406**	2,445
			176,958	10,980
			2,070,557	2,472,759

The financial statements on pages 42 to 99 were approved and authorized for issue by the Board of Directors on July 21, 2003 and are signed on its behalf by:

董事會已於二零零三年七月二十一日批准及授權刊發第42頁至第99頁之財務報表，並由以下董事代表簽署：

DR. CHAN KWOK KEUNG, CHARLES
Chairman
陳國強博士
主席

DR. YAP, ALLAN
Managing Director
YAP, ALLAN博士
董事總經理

		Notes 附註	2003 HK$'000 二零零三年 千港元	2002 HK$'000 二零零二年 千港元
Non-current Assets	非流動資產			
Interests in subsidiaries	附屬公司權益	19	**2,766,199**	2,462,929
Current Assets	流動資產			
Trade and other receivables	貿易及其他應收款項		**1,971**	1,984
Investments in securities	證券投資	21	**944**	1,449
Bank balances and cash	銀行結存及現金		**288**	1,905
			3,203	5,338
Current Liabilities	流動負債			
Trade and other payables	貿易及其他應付款項		**25,139**	6,905
Borrowings – due within one year	借款——年內到期	25	**–**	226,000
			25,139	232,905
Net Current Liabilities	流動負債淨額		**(21,936)**	(227,567)
			2,744,263	2,235,362
Capital and Reserves	資本及儲備			
Share capital	股本	27	**1,603**	160,301
Reserves	儲備	29	**1,700,185**	1,955,502
			1,701,788	2,115,803
Non-current Liabilities	非流動負債			
Amounts due to subsidiaries	應付附屬公司款項	19	**877,475**	119,559
Borrowings – due after one year	借款——年後到期	25	**165,000**	–
			1,042,475	119,559
			2,744,263	2,235,362

DR. CHAN KWOK KEUNG, CHARLES
Chairman
陳國強博士
主席

DR. YAP, ALLAN
Managing Director
YAP, ALLAN博士
董事總經理

Consolidated Statement of Changes in Equity 綜合股東權益變動表

For the year ended March 31, 2003 截至二零零三年三月三十一日止年度

		Share capital HK$'000 股本 千港元	Share premium HK$'000 股份溢價 千港元	Capital reserve HK$'000 資本儲備 千港元	Contributed surplus HK$'000 實繳盈餘 千港元	Currency translation reserve HK$'000 外幣兌換儲備 千港元	Capital redemption reserve HK$'000 資本贖回儲備 千港元	Retained profits HK$'000 保留溢利 千港元	Total HK$'000 總額 千港元
At April 1, 2001	於二零零一年四月一日	160,780	1,975,353	(335,647)	(69,936)	(12,756)	592	450,907	2,169,293
Currency realignment not recognized in income statement	未於收益表確認之外幣調整	–	–	–	–	(5,631)	–	–	(5,631)
Issue of shares	發行股份	34	109	–	–	–	–	–	143
Repurchase of shares	購回股份	(513)	(920)	–	–	–	–	–	(1,433)
Realized on partial disposal of shareholding in a subsidiary	出售一間附屬公司部份股權時變現	–	–	3,301	–	–	–	–	3,301
Realized on deemed disposal of shareholding in an associate	被視為出售一間聯營公司股權時變現	–	–	74,325	–	–	–	–	74,325
Reclassified to investments in securities	證券投資重新分類	–	–	119,272	–	–	–	–	119,272
Loss for the year	本年度虧損	–	–	–	–	–	–	(102,455)	(102,455)
Dividend paid	繳訖股息	–	–	–	–	–	–	(9,647)	(9,647)
At March 31, 2002	於二零零二年三月三十一日	160,301	1,974,542	(138,749)	(69,936)	(18,387)	592	338,805	2,247,168
Currency realignment not recognized in income statement	未於收益表確認之外幣調整	–	–	–	–	19,793	–	–	19,793
Issue of shares	發行股份	2	23	–	–	–	–	–	25
Reduction of nominal value of shares	削減股份面值	(158,700)	–	–	158,700	–	–	–	–
Transfer from share premium to contributed surplus	自股份溢價轉撥往實繳盈餘	–	(1,974,565)	–	1,974,565	–	–	–	–
Transfer from contributed surplus to retained profits	自實繳盈餘轉撥往保留溢利	–	–	–	(460,000)	–	–	460,000	–
Impairment loss on goodwill recognized in income statement	於收益表確認之商譽減值虧損	–	–	104,585	–	–	–	–	104,585
Loss for the year	本年度虧損	–	–	–	–	–	–	(648,472)	(648,472)
At March 31, 2003	**於二零零三年三月三十一日**	**1,603**	**–**	**(34,164)**	**1,603,329**	**1,406**	**592**	**150,333**	**1,723,099**

		2003 HK$'000 二零零三年 千港元	2002 HK$'000 二零零二年 千港元
OPERATING ACTIVITIES	**經營業務**		
Loss from operations	經營虧損	**(315,641)**	(19,026)
Adjustments for:	調整：		
Interest income	利息收入	**(38,646)**	(34,183)
Loss on disposal of property, plant and equipment	出售物業、機器及設備之虧損	**3,373**	1,075
Amortization of intangible assets	無形資產攤銷	**14,338**	14,338
Depreciation and amortization of property, plant and equipment	物業、機器及設備折舊及攤銷	**21,271**	19,562
Unrealized holding loss on other investments	所持其他投資之未變現虧損	**26,482**	169,262
Impairment loss on investment securities	投資證券之減值虧損	**323,287**	15,676
Impairment loss on property, plant and equipment	物業、機器及設備之減值虧損	**1,305**	–
Allowance for bad and doubtful debts	呆壞賬準備	**38,963**	22,019
Allowance for loans receivable	應收貸款準備	**22,056**	6,000
Allowance for (write back of) slow moving and obsolete inventories	滯銷及陳舊存貨準備（撥回）	**12,277**	(1,657)
Write off of long-term loans receivable	應收長期貸款撇銷	**5,706**	–
Operating cash flows before movements in working capital	營運資金變動前之經營現金流量	**114,771**	193,066
Increase in inventories	存貨增加	**(51,963)**	(191,387)
Decrease in trade and other receivables	貿易及其他應收款項減少	**290,747**	187,833
Decrease in other investments	其他投資減少	**73,089**	479,306
Decrease (increase) in margin loans receivable	應收孖展貸款減少（增加）	**72,153**	(4,044)
Increase in trade and other payables	貿易及其他應付款項增加	**103,195**	85,240
Decrease in margin loans payable	應付孖展貸款減少	**(20,502)**	(2,296)
Increase (decrease) in bills payable	應付票據增加（減少）	**402**	(25,293)
Cash generated from operations	經營業務產生之現金	**581,892**	722,425
Interest and finance charges paid	繳訖利息及財務費用	**(36,451)**	(84,216)
Overseas tax paid	繳訖海外稅項	**(19,978)**	(4,506)
Hong Kong Profits Tax paid	繳訖香港利得稅	**(772)**	–
NET CASH GENERATED FROM OPERATING ACTIVITIES	**經營業務產生之現金淨額**	**524,691**	633,703

		Note 附註	2003 HK$'000 二零零三年 千港元	2002 HK$'000 二零零二年 千港元
INVESTING ACTIVITIES	**投資業務**			
Short-term loans receivable	應收短期貸款		**(1,141,929)**	(504,296)
Acquisition of associates	收購聯營公司		**(217,195)**	(450)
Purchase of property, plant and equipment	購買物業、機器及設備		**(16,457)**	(13,237)
Acquisition of investment securities	收購投資證券		**(6,041)**	(518)
Repayment of short-term loans receivable	償還應收短期貸款		**945,376**	393,190
Decrease (increase) in pledged bank deposits	已抵押銀行存款減少（增加）		**72,574**	(91,800)
Interest received	已收利息		**33,353**	34,220
Amounts repaid by (advanced to) associates	償還自（墊支予）聯營公司之款項		**19,006**	(22,998)
Disposal of subsidiaries	出售附屬公司	31	**1,998**	–
Loans repaid by (advanced to) associates	償還自（墊支予）聯營公司之貸款		**1,949**	(16,000)
Proceeds from disposal of property, plant and equipment	出售物業、機器及設備所得款項		**1,844**	5,264
Additional capital contributed to associates	向聯營公司注入額外資本		**–**	(32,525)
Long-term loans receivable	應收長期貸款		**–**	(18,000)
Deposit made for acquisition of an associate	收購一間聯營公司所支付之訂金		**–**	(4,235)
Repayment of long-term loans receivable	償還應收長期貸款		**–**	16,917
NET CASH USED IN INVESTING ACTIVITIES	**投資業務動用之現金淨額**		**(305,522)**	(254,468)
FINANCING ACTIVITIES	**融資業務**			
Repayment of bank loans	償還銀行貸款		**(899,972)**	(1,053,740)
Repayment of other loans	償還其他貸款		**(443,185)**	(615,871)
Repayment of obligations under finance leases	償還融資租約承擔		**(3,417)**	(3,234)
Amount repaid to a minority shareholder	償還少數股東款項		**(39)**	(226)
Bank loans raised	新增銀行貸款		**858,840**	997,473
Other loans raised	新增其他貸款		**326,185**	287,025
Proceeds from issue of shares	發行股份所得款項		**25**	143
Repayment of convertible note	償還可換股票據		**–**	(385,900)
Dividend paid	繳訖股息		**–**	(9,647)
Repurchase of shares	購回股份		**–**	(1,433)
NET CASH USED IN FINANCING ACTIVITIES	**融資業務動用之現金淨額**		**(161,563)**	(785,410)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**現金及現金等額增加（減少）淨額**		**57,606**	(406,175)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	**年初之現金及現金等額**		**141,269**	546,154
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	**滙率變動之影響**		**3,282**	1,290
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	**年終之現金及現金等額**		**202,157**	141,269

		2003 HK$'000 二零零三年 千港元	2002 HK$'000 二零零二年 千港元
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS	**現金及現金等額結存分析**		
Cash and cash equivalent as previously reported	過往呈報之現金及現金等額		(9,417)
Effect of reclassification of bank and other loans	銀行及其他貸款重新分類之影響		150,686
			141,269
Being:	即:		
Bank balances and cash	銀行結存及現金	**224,573**	217,379
Bank overdrafts	銀行透支	**(22,416)**	(76,110)
		202,157	141,269

1. GENERAL

The Company is incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company is an investment holding company. The principal activities of its principal subsidiaries and an associate are set out in note 42.

1. 一般資料

本公司於百慕達以豁免有限公司形式註冊成立，其股份於香港聯合交易所有限公司（「聯交所」）上市。

本公司乃一間投資控股公司。其主要附屬公司及一間聯營公司之主要業務載於附註第42項。

2. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE/CHANGES IN ACCOUNTING POLICIES

In the current year, the Group adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants. The adoption of these SSAPs has resulted in a change in the format of presentation of the cash flow statement and an inclusion of the statement of changes in equity, but has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment is required.

Foreign Currencies

The revisions to SSAP 11 "Foreign Currency Translation" have eliminated the choice of translating the income statements of overseas operations at the closing rate for the period, the policy previously followed by the Group. They are now required to be translated at an average rate. This change in accounting policy has not had any material effect on the results for the current or prior accounting periods.

Cash Flow Statements

Under SSAP 15 (Revised) "Cash Flow Statements", cash flows are classified under three headings - operating, investing and financing, rather than the previous five headings. Interest paid, interest received and dividends paid, which were previously presented under a separate heading, are classified as operating, investing and financing cash flows respectively. Cash flows arising from taxes on income are classified as operating activities, unless they can be separately identified with investing or financing activities. In addition, the amounts presented for cash and cash equivalents have been amended to exclude short-term loans that are financing in

2. 採納會計實務準則／會計政策變動

本年度，本集團首次採納香港會計師公會頒佈之多項新設及經修訂會計實務準則（「會計實務準則」）。採納此等會計實務準則導致現金流動表之呈報格式改變及加入股東權益變動表，惟對本會計期間或過往會計期間之業績並無重大影響。因此，毋須作出過往期間調整。

外幣

會計實務準則第11號「外幣換算」之修訂撤除按期間結算日滙率換算海外業務收益表之選擇，而該政策乃本集團過往之一貫政策。海外業務收益表現在必須按平均滙率換算。該項會計政策變動對本會計期間或過往會計期間之業績並無任何重大影響。

現金流動表

根據會計實務準則第15號（經修訂）「現金流動表」，現金流量分為三個類別－經營、投資及融資，而非早前之五個類別。過往獨立呈列之繳訖利息、已收利息及繳訖股息，現分別列為經營、投資及融資現金流量。除非收入稅項所產生現金流量可個別識別為投資業務或融資業務，否則列為經營業務。此外，列作現金及現金等額之款額已作出修

2. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE/CHANGES IN ACCOUNTING POLICIES (continued)

2. 採納會計實務準則／會計政策變動（續）

Cash Flow Statements (continued)

nature. Cash flows of overseas operations have been re-translated at the rates prevailing at the dates of the cash flows rather than the rate of exchange ruling on the balance sheet date. The re-definition of cash and cash equivalents has resulted in a restatement of the comparative amounts shown in the cash flow statement.

現金流動表（續）

訂，不計入融資性質之短期貸款。海外業務之現金流量已按產生現金流量當日適用滙率重新換算，而非按結算日之滙率換算。現金流動表呈列之比較數字，已因應重新界定之現金及現金等額而重列。

Employee Benefits

SSAP 34 "Employee Benefits" introduces measurement rules for employee benefits, including retirement benefit plans. Because the Group participates only in defined contribution retirement benefit schemes, the adoption of this SSAP has not had any material impact on the financial statements.

僱員福利

會計實務準則第34號「僱員福利」，引入僱員福利之量度基準，當中包括退休福利計劃。由於本集團僅參與定額供款退休福利計劃，故採納會計實務準則第34 號對財務報表並無任何重大影響。

3. SIGNIFICANT ACCOUNTING POLICIES

3. 主要會計政策

The financial statements have been prepared under the historical cost convention as modified for the revaluation of certain properties and investments in securities.

此等財務報表乃按歷史成本準則擬准，並已按若干物業及證券投資之重估作修訂。

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

此等財務報表乃按照香港一般接納之會計準則編製，所採用之主要會計準則茲列如下：

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to March 31 each year.

The results of the subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

綜合基準

綜合財務報表包括本公司及屬下各附屬公司每年截至三月三十一日止之財務報表。

於年內所收購或出售附屬公司之業績乃自收購生效日或計至出售生效日（以適用者計）於綜合收益表入賬。

本集團公司之間所有重大交易及結存均於綜合賬目時撤銷。

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition.

商譽

於綜合時產生之商譽指收購附屬公司或聯營公司權益所付購買成本超逾本集團於收購附屬公司或聯營公司之日應佔個別資產及負債之公平價值之數額。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill (continued)

Goodwill arising on acquisitions prior to April 1, 2001 continues to be held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisitions prior to April 1, 2001 which was capitalized and goodwill arising on acquisitions after April 1, 2001 is capitalized and amortized on a straight-line basis over its estimated useful economic life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

Trademark licenses

Trademark licenses are stated at cost less amortization and any identified impairment loss. Amortization is calculated to write off the cost of the trademark licenses over their estimated useful lives, using the straight line method.

Revenue recognition

Sales of goods are recognized when goods are delivered and title has passed.

Sales of investments in securities are recognized on a trade-date basis when contracts are executed.

Internet service income and royalty income are recognized when services are provided.

Rental income, including rentals invoiced in advance from properties let under operating leases, is recognized on a straight line basis over the period of the respective leases.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

3. 主要會計政策（續）

商譽（續）

於二零零一年四月一日前於收購時產生之商譽繼續保留於儲備內，將於出售有關附屬公司或聯營公司時，或於商譽確定為減值之時，於收益表中扣除。

於二零零一年四月一日前產生自收購之已被資本化之商譽，及於二零零一年四月一日後產生自收購之商譽，根據其估計可用年期按直線法資本化及攤銷。產生自收購聯營公司之商譽，計入該聯營公司之賬面值內。產生自收購附屬公司之商譽，獨立呈列於資產負債表中。

商標許可證

商標許可證乃按成本值減攤銷及任何已確認減值虧損列賬。商標許可證之攤銷乃根據其估計可用年期按直線法撇銷其成本。

確認收入

出售貨品於貨品付運及所有權轉移後確認。

出售證券投資於簽訂出售合約後之交易日確認。

互聯網服務收入及專利收入於提供服務後確認。

租金收入包括來自根據營運租約出租之物業事先發出發票收取之租金收入，乃根據個別租約年期按直線法確認。

利息收入按時間以尚未償還之本金金額及適用之利率計算。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment

Property, plant and equipment is stated at cost or valuation less depreciation and amortization and accumulated impairment losses.

Advantage has been taken of the transitional relief provided by paragraph 80 of SSAP 17 "Property, plant and equipment" from the requirement to make regular revaluations of the Group's land and buildings which had been carried at revalued amounts prior to September 30, 1995. Accordingly, no further revaluation of land and buildings will be carried out.

Depreciation and amortization are provided to write off the cost or valuation of items of property, plant and equipment over their estimated useful lives, on a straight line basis, at the following rates per annum:

Freehold land	Nil
Leasehold land	Over the period of the leases
Buildings	2.5% – 5%
Plant and machinery	10% – 20%
Moulds	25% – 33%
Furniture, fixtures and equipment	10% – 33%
Motor vehicles	20% – 25%

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the income statement.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost, less any identified impairment loss. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates, less any identified impairment loss.

3. 主要會計政策（續）

物業、機器及設備

物業、機器及設備按成本值或估值減折舊、攤銷及累計減值虧損列賬。

本集團採納會計實務準則第17號「物業、機器及設備」第80段所訂之過渡安排，暫不對本集團按一九九五年九月三十日前重估金額列賬之土地及樓宇進行定期重估，故將不會再次進行土地及樓宇重估。

物業、機器及設備之折舊及攤銷撥備乃根據其估計可用年期，按直線法及以下年率撇銷其成本或估值：

永久業權土地	無
租賃土地	按租約年期
樓宇	2.5%－5%
機器及機械	10%－20%
模具	25%－33%
傢俱、裝置及器材	10%－33%
汽車	20%－25%

因資產出售或報廢而產生之收益或虧損乃根據出售資產之所得款項與賬面值之差額釐定，並於收益表中確認。

附屬公司投資

於附屬公司之投資乃按成本值減任何已確認減值虧損計入本公司之資產負債表。附屬公司之業績已被本公司基於已收及應收之股息計算。

聯營公司之權益

綜合收益表包括本年度本集團應佔其聯營公司之收購後業績。在綜合資產負債表內，聯營公司之權益以本集團應佔聯營公司之資產淨值減任何已確認減值虧損列賬。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments in securities

Investments in securities are recognized on a trade date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities or other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, less any identified impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealized gains and losses included in the results for the year.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognized as an expense immediately, unless the relevant asset is carried at revalued amount under another accounting standard, in which case the impairment loss is treated as a revaluation decrease under that accounting standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as income immediately, unless the relevant asset is carried at revalued amount under another accounting standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that accounting standard.

3. 主要會計政策（續）

證券投資

證券投資乃於交易日確認入賬及最初按成本值計算。

所有持至期滿日債務證券以外之證券均列為投資證券或其他投資。

投資證券乃為指定長期策略性目的而持有之證券，於其後報告日期按成本值減暫時性質以外之任何已確認減值虧損入賬。

其他投資按公平價值入賬，而未變現之收益及虧損則計入本年度之業績。

減值

本集團於每個結算日均會審閱有形及無形資產之賬面值，以決定有關資產是否出現減值虧損。倘估計資產之可收回金額低於其賬面值，則該資產之賬面值將降至其可收回金額。除非有關資產之賬面值乃根據其他會計標準以重估值列賬，而在該情況下，減值虧損會根據該會計標準以重估減少處理，否則減值虧損須隨即列作開支。

減值虧損其後撥回時，資產之賬面值增至其可收回金額之經調整預測數額，惟增加後之賬面值不超過假設過去年度該項資產並無確認減值虧損而釐定之賬面值。除非有關資產之賬面值乃根據其他會計標準以重估值列賬，而在該情況下，減值虧損之撥回會根據該會計標準以重估增加處理，否則減值虧損之撥回隨即被確認為收入。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost comprises direct materials and, where applicable, those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average cost method. Net realizable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution.

Leases

A lease is classified as a finance lease when the terms of the lease transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases are capitalized at their fair values at the date of acquisition. The corresponding liability to the lessor, net of interest charges, is included in the balance sheet as a finance lease. Finance costs, which represent the difference between the total commitments and the outstanding principal amount at the inception of the finance leases, are charged to the income statement over the period of the relevant leases so as to produce a constant periodic rate of charge on the remaining balances of the obligations for each accounting period.

Foreign currencies

Transactions in currencies other than Hong Kong Dollars are initially recorded at the rates prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated into Hong Kong Dollars at the rates prevailing on the balance sheet date. Gains and losses arising on exchange are dealt with in the income statement.

In preparing consolidated financial statements, the assets and liabilities of the Group's overseas operations which are denominated in currencies other than the Hong Kong Dollars are translated into Hong Kong Dollars at the rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's currency translation reserve. Such translation differences are recognized as income or as expenses in the period in which the operation is disposed of.

3. 主要會計政策(續)

存貨

存貨按成本值及可變現淨值兩者中之較低者列賬。成本包括直接材料及(倘適用)將存貨達至其現地點及情況所產生之經常費用。成本按加權平均成本法計算。可變現淨值指估計銷售價格減所有估計完成成本及推廣、銷售及分銷時產生之成本。

租約

凡條款中將有關資產之擁有權之大部份風險及利益撥歸於本集團之租約均界定為融資租約。在融資租約內所持有之資產,按購買日之公平價值資本化。出租人之相應負債經扣除利息費用後,於資產負債表內列作融資租約。財務費用乃總承擔與訂立融資租約時之尚欠本金金額之差額,並按有關租約年期,於每個會計期間就承擔之餘額撥出一項固定比率之定期開支於收益表扣除。

外幣

以港元以外之貨幣結算之交易初步按交易日之滙率記賬。以外幣結算之貨幣資產及負債均按結算日之滙率重新換算為港元。因滙兑產生之收益或虧損在收益表中處理。

於編製綜合財務報表時,以港元以外之貨幣結算之本集團海外業務資產及負債按結算日之滙率換算為港元,收支項目則按期間平均滙率換算。所產生滙兑差額(如有)列作股本,並撥入本集團外幣兑換儲備。該等換算差額於出售業務期間確認為收入或開支。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognized in the financial statements. The tax effect of timing differences, computed using the liability method, is recognized as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallize in the foreseeable future.

Operating leases

Rentals payable under operating leases are charged to the income statement on a straight line basis over the period of the relevant leases.

Retirement benefits scheme contributions

Payments to defined contribution retirement benefit plans are charged as expenses as they fall due.

3. 主要會計政策（續）

稅項

稅項支出乃按年度業績計算，並已就毋須課稅或不獲免稅之項目作出調整。時差乃因稅務上將若干收支項目入賬之會計期間與財務報表上之入賬期間有別而產生。對於時差於可見將來可能構成之稅務負債或資產，則已用債務法在財務報表內確認為遞延稅項。

營運租約

根據營運租約應付之租金於有關租約期間按直線基準在收益表中扣除。

退休福利計劃供款

支付予定額供款退休福利計劃之款項於到期時列作開支扣除。

4. TURNOVER

Turnover represents the net amounts received and receivable for goods sold and securities traded by the Group to outside customers and is summarized as follows:

4. 營業額

營業額乃本集團售予外間客戶之貨品及與外間客戶買賣之證券之已收及應收款項淨額，有關詳情概述如下：

		2003 **HK$'000** **二零零三年** **千港元**	2002 HK$'000 二零零二年 千港元
Sales of goods	銷售貨品	**4,084,798**	3,711,393
Securities trading	證券買賣	**78,006**	662,516
		4,162,804	4,373,909

5. BUSINESS AND GEOGRAPHICAL SEGMENTS

5. 業務及地域分類

In accordance with the Group's internal financial reporting, the Group has determined that business segments are its primary reporting format and geographical segments are its secondary reporting format.

根據本集團內部財務報告，本集團決定業務分類為主要報告形式，地域分類為次要報告形式。

Business Segments

The Group is currently operating into three business segments, namely trading of computer related products, consumer electronic products and securities. Segment information about these businesses is presented below:

業務分類

本集團目前正經營三種分類業務，即電腦相關產品貿易、消費電子產品貿易及證券買賣。有關該等業務之分類資料呈列如下：

2003

二零零三年

		Trading of computer related products HK$'000 電腦相關產品貿易 千港元	Trading of consumer electronic products HK$'000 消費電子產品貿易 千港元	Trading of securities HK$'000 證券買賣 千港元	Consolidated HK$'000 綜合 千港元
Turnover	**營業額**				
External sales	外部銷售	2,975,181	1,109,617	78,006	4,162,804
Segment result	**分類業績**	97,875	20,177	(110,408)	7,644
Interest income	利息收入				38,646
Unallocated corporate expenses	未分配企業開支				(38,644)
Profit before impairment loss on investment securities	除投資證券之減值虧損前溢利				7,646
Impairment loss on investment securities	投資證券之減值虧損				(323,287)
Loss from operations	經營虧損				(315,641)
Finance costs	財務費用				(31,669)
Share of results of associates	應佔聯營公司業績				(32,397)
Allowance for loans to associates	借予聯營公司貸款準備				(79,595)
Amortization of goodwill arising on acquisition of an associate	攤銷收購一間聯營公司產生之商譽				(6,612)
Impairment loss on goodwill arising on acquisition of an associate	收購一間聯營公司產生之商譽之減值虧損				(104,585)
Net gain on disposal of subsidiaries and associates	出售附屬公司及聯營公司之收益淨額				25
Loss before taxation	除稅前虧損				(570,474)
Taxation	稅項				35,755
Loss before minority interests	未計少數股東權益前虧損				(606,229)

5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued) 5. 業務及地域分類（續）

Business Segment (continued) 業務分類（續）

2003 二零零三年

Balance Sheet 資產負債表

		Trading of computer related products HK$'000 電腦相關產品貿易 千港元	Trading of consumer electronic products HK$'000 消費電子產品貿易 千港元	Trading of securities HK$'000 證券買賣 千港元	Consolidated HK$'000 綜合 千港元
Assets	**資產**				
Segment assets	分類資產	1,397,345	983	193,920	1,592,248
Interests in associates	聯營公司之權益				271,362
Investment securities	投資證券				902,980
Unallocated corporate assets	未分配企業資產				489,825
Consolidated total assets	綜合總資產				3,256,415
Liabilities	**負債**				
Segment liabilities	分類負債	883,844	–	–	883,844
Borrowings	借款				417,468
Unallocated corporate liabilities	未分配企業負債				61,504
Consolidated total liabilities	綜合總負債				1,362,816

		Trading of computer related products HK$'000 電腦相關產品貿易 千港元	Corporate HK$'000 企業 千港元	Consolidated HK$'000 綜合 千港元
Other information	**其他資料**			
Addition of goodwill	商譽之增加	201,572	–	201,572
Capital expenditure	資本開支	15,810	3,637	19,447
Depreciation and amortization	折舊及攤銷	33,657	1,952	35,609
Impairment loss recognized	已確認減值虧損	–	324,592	324,592
Other non-cash expenses	其他非現金開支	76,669	5,706	82,375

5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued) 5. 業務及地域分類（續）

Business segments (continued) **業務分類（續）**

2002 二零零二年

		Trading of computer related products HK$'000 電腦相關產品貿易 千港元	Trading of consumer electronic products HK$'000 消費電子產品貿易 千港元	Trading of securities HK$'000 證券買賣 千港元	Consolidated HK$'000 綜合 千港元
Turnover	**營業額**				
External sales	外部銷售	2,575,258	1,136,135	662,516	4,373,909
Segment result	**分類業績**	94,702	21,473	(120,517)	(4,342)
Interest income	利息收入				34,183
Unallocated corporate expenses	未分配企業開支				(33,191)
Loss before impairment loss on investment securities	除投資證券之減值虧損前虧損				(3,350)
Impairment loss on investment securities	投資證券之減值虧損				(15,676)
Loss from operations	經營虧損				(19,026)
Finance costs	財務費用				(58,144)
Share of results of associates	應佔聯營公司業績				(3,499)
Net gain on disposal of subsidiaries and associates	出售附屬公司及聯營公司之收益淨額				5,625
Loss before taxation	除税前虧損				(75,044)
Taxation	税項				2,686
Loss before minority interests	未計少數股東權益前虧損				(77,730)

5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued) 5. 業務及地域分類（續）

Business segments (continued) **業務分類（續）**

2002 二零零二年

Balance sheet 資產負債表

		Trading of computer related products HK$'000 電腦相關產品貿易 千港元	Trading of consumer electronic products HK$'000 消費電子產品貿易 千港元	Trading of securities HK$'000 證券買賣 千港元	Consolidated HK$'000 綜合 千港元
Assets	**資產**				
Segment assets	分類資產	1,473,342	2,170	293,491	1,769,003
Interests in associates	聯營公司之權益				179,902
Investment securities	投資證券				1,220,226
Unallocated corporate assets	未分配企業資產				735,932
Consolidated total assets	綜合總資產				3,905,063
Liabilities	**負債**				
Segment liabilities	分類負債	751,524	–	–	751,524
Borrowings	借款				575,191
Unallocated corporate liabilities	未分配企業負債				116,569
Consolidated total liabilities	綜合總負債				1,443,284

		Trading of computer related products HK$'000 電腦相關產品貿易 千港元	Corporate HK$'000 企業 千港元	Consolidated HK$'000 綜合 千港元
Other information	**其他資料**			
Capital expenditure	資本開支	11,365	1,872	13,237
Depreciation and amortization	折舊及攤銷	31,213	2,687	33,900
Impairment loss recognized	已確認減值虧損	–	15,676	15,676
Other non-cash expenses	其他非現金開支	29,019	–	29,019

5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

5. 業務及地域分類（續）

Geographical segments

The Group's trading of computer related products is mainly located in North America and Europe. The trading of consumer electronic products is mainly located in North America and the trading of securities is mainly located in Hong Kong and Taiwan.

The following table provide an analysis of the Group's sales revenue by geographical market, irrespective of the origin of the goods/services:

地域分類

本集團電腦相關產品貿易主要於北美及歐洲進行。消費電子產品貿易主要於北美進行，及證券買賣主要於香港及台灣進行。

本集團之銷售收入按地域市場列表分析如下（不管貨品／服務來源）：

		Sales revenue by geographical market 地域市場銷售收入	
		2003	2002
		HK$'000	HK$'000
		二零零三年	二零零二年
		千港元	千港元
Hong Kong	香港	**70,618**	85,002
North America	北美	**3,483,037**	3,637,034
Europe	歐洲	**484,362**	594,525
Taiwan	台灣	**14,054**	19,359
Others	其他	**110,733**	37,989
		4,162,804	4,373,909

5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

5. 業務及地域分類（續）

Geographical segments (continued)

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment analyzed by the geographical area in which the assets are located:

地域分類（續）

分類資產與物業、機器及設備增項之賬面值按該等資產所處地理區域列表分析如下：

		Carrying amount of segment assets 分類資產之賬面值		Additions to property, plant and equipment 物業、機器及設備增項	
		2003 HK$'000 二零零三年 千港元	2002 HK$'000 二零零二年 千港元	**2003 HK$'000 二零零三年 千港元**	2002 HK$'000 二零零二年 千港元
Hong Kong	香港	**1,265,517**	1,464,279	**4,359**	4,853
North America	北美	**905,828**	698,932	**10,843**	3,585
Europe	歐洲	**184,075**	324,513	**4,080**	3,809
Taiwan	台灣	**291,384**	1,104,158	**124**	921
Others	其他	**269,756**	160,560	**41**	69
		2,916,560	3,752,442	**19,447**	13,237

Intangible assets of HK$339,855,000 (2002: HK$152,621,000) is excluded from the analysis of the carrying amount of segment assets as it is not practicable to allocate the amount to geographical segments.

因無形資產不適於劃入地域分類，故價值339,855,000港元（二零零二年：152,621,000港元）之無形資產未列入於本分類資產賬面值分析表。

6. OTHER OPERATING INCOME

6. 其他經營收入

Other operating income included the following items:

其他經營收入包括下列項目：

		2003 HK$'000 二零零三年 千港元	2002 HK$'000 二零零二年 千港元
Interest income	利息收入	**38,646**	34,183
Exchange gain	滙兑收益	**18,974**	–
Internet service income	互聯網服務收入	**5,262**	8,175
Royalty income	專利收入	**3,063**	4,930

7. OTHER OPERATING EXPENSES　7. 其他經營開支

		2003 HK$'000 二零零三年 千港元	2002 HK$'000 二零零二年 千港元
Net unrealized holding loss on other investments	所持其他投資之未變現虧損淨額	**26,482**	169,262
Write off of long-term loan and interest receivable	長期貸款及應收利息撇銷	**10,821**	–
Impairment loss on property, plant and equipment	物業、機器及設備之減值虧損	**1,305**	–
		38,608	169,262

8. LOSS FROM OPERATIONS　8. 經營虧損

		2003 HK$'000 二零零三年 千港元	2002 HK$'000 二零零二年 千港元
Loss from operations has been arrived at after charging (crediting):	經營虧損已扣除（計入）：		
Staff costs (including directors' emoluments):	員工成本（包括董事酬金）：		
Salaries and other benefits	薪金及其他福利	**151,729**	143,021
Retirement benefits scheme contributions	退休福利計劃供款	**3,854**	1,179
		155,583	144,200
Depreciation and amortization:	折舊及攤銷：		
Amortization of intangible assets	無形資產攤銷	**14,338**	14,338
Depreciation and amortization on property, plant and equipment:	物業、機器及設備折舊及攤銷：		
– Owned assets	－自置資產	**20,816**	17,008
– Assets held under finance leases	－根據融資租約持有之資產	**455**	2,554
		35,609	33,900
Allowance for bad and doubtful debts	呆壞賬準備	**38,963**	22,019
Allowance for loans receivable	應收貸款準備	**22,056**	6,000
Auditors' remuneration	核數師酬金	**7,003**	4,715
Net realized loss (gain) on other investments	其他投資之已變現虧損（收益）淨額	**83,926**	(48,745)
Loss on disposal of property, plant and equipment	出售物業、機器及設備虧損	**3,373**	1,075

9. FINANCE COSTS

9. 財務費用

		2003 HK$'000 二零零三年 千港元	2002 HK$'000 二零零二年 千港元
Interest on borrowings wholly repayable within five years:	須於五年內悉數償還之借貸利息：		
– Bank loans and overdrafts	－銀行貸款及透支	**10,458**	18,315
– Convertible note	－可換股票據	**–**	19,262
– Finance leases	－融資租約	**244**	321
– Other loans	－其他貸款	**20,360**	19,575
Interest on bank loans not wholly repayable within five years	毋須於五年內悉數償還之銀行貸款利息	**607**	671
		31,669	58,144

10. IMPAIRMENT LOSS ON GOODWILL ARISING ON ACQUISITION OF AN ASSOCIATE

During the year, the directors of the Company reviewed the carrying value of goodwill arising on acquisition of an associate, which had been debited to capital reserve in previous years, with reference to the financial performance and the business operations of this associate. The associate is mainly engaged in the marketing of electronic products and other peripherals. In view of the prevailing market condition, operating results and the discounted cash flow projections of this associate, an impairment loss of HK$104,585,000 had been identified and recognized in the consolidated income statement.

10. 收購一間聯營公司產生之商譽之減值虧損

年內，本公司董事參考一間聯營公司之財務表現及業務運作，檢討收購該聯營公司時產生之商譽之賬面值（已於往年在資本儲備中列為借項）。該聯營公司主要從事電子產品及其他週邊設備之推銷。根據當前市況、該聯營公司之經營業績及折現現金流量預測，已確定104,585,000港元之減值虧損，並已於綜合收益表中確認。

11. NET GAIN ON DISPOSAL OF SUBSIDIARIES AND ASSOCIATES

11. 出售附屬公司及聯營公司之收益淨額

		2003 HK$'000 二零零三年 千港元	2002 HK$'000 二零零二年 千港元
Gain on disposal of subsidiaries	出售附屬公司之收益	**25**	–
Gain on partial disposal of shareholding in a subsidiary	出售一間附屬公司部份股權之收益	**–**	73,914
Net loss on deemed partial disposal of shareholding in associates	被視為出售聯營公司部份股權之虧損淨額	**–**	(68,289)
		25	5,625

12. DIRECTORS' REMUNERATION 12. 董事酬金

		2003 HK$'000 二零零三年 千港元	2002 HK$'000 二零零二年 千港元
Directors' fees	董事袍金	**–**	–
Other emoluments (executive directors)	其他酬金（執行董事）		
Salaries and other benefits	薪金及其他福利	**7,175**	1,785
Retirement benefits scheme contributions	退休福利計劃供款	**378**	90
		7,553	1,875

		Number of directors 董事人數 2003 二零零三年	2002 二零零二年
The emoluments are within the following bands:	彼等之酬金分為下列組別：		
Nil to HK$1,000,000	零港元至1,000,000港元	**10**	9
HK$1,000,001 to HK$1,500,000	1,000,001港元至1,500,000港元	**1**	–
HK$1,500,001 to HK$2,000,000	1,500,001港元至2,000,000港元	**–**	1
HK$2,000,001 to HK$2,500,000	2,000,001港元至2,500,000港元	**1**	–
HK$3,500,001 to HK$4,000,000	3,500,001港元至4,000,000港元	**1**	–

No remuneration was paid during the year to non-executive directors or independent non-executive directors.

本年度並無向非執行董事或獨立非執行董事支付任何酬金。

During the year, no emoluments were paid by the Group to the five highest paid individuals (including directors and employees) as an inducement to join or upon joining the Group or as compensation for loss of office. None of the directors has waived any emoluments during the year.

本集團本年度並無向五位最高薪人士（包括董事及僱員）支付任何酬金，作為彼等加盟本集團或加盟本集團後之獎勵或作為離職之補償。各董事於年內概無放棄任何酬金。

13. EMPLOYEES' EMOLUMENTS

13. 僱員酬金

The five highest paid individuals included two (2002: one) directors, details of whose emoluments are set out above. The emoluments of the remaining three (2002: four) individuals are as follows:

五位最高薪人士包括兩名（二零零二年：一名）董事，其酬金詳情已呈列於上文。另外三名（二零零二年：四名）最高薪人士之酬金詳情如下：

		2003 HK$'000 二零零三年 千港元	2002 HK$'000 二零零二年 千港元
Salaries and other benefits	薪金及其他福利	**8,802**	6,492
Performance related incentive payments	與表現有關之獎金	**1,064**	2,520
Retirement benefits scheme contributions	退休福利計劃供款	**50**	152
		9,916	9,164

Their emoluments are within the following bands:

彼等之酬金分為下列組別：

		Number of employees 僱員人數 2003 二零零三年	2002 二零零二年
HK$1,500,001 to HK$2,000,000	1,500,001港元至2,000,000港元	**–**	2
HK$2,000,001 to HK$2,500,000	2,000,001港元至2,500,000港元	**1**	2
HK$3,500,001 to HK$4,000,000	3,500,001港元至4,000,000港元	**2**	–
		3	4

14. TAXATION

14. 稅項

		2003 HK$'000 二零零三年 千港元	2002 HK$'000 二零零二年 千港元
The charge comprises:	稅項支出包括：		
Profits tax provided for the year	本年度利得稅撥備		
Hong Kong	香港	**141**	631
Overseas	海外	**31,773**	1,855
		31,914	2,486
Share of tax on results of associates	應佔聯營公司業績之稅項	**3,841**	200
		35,755	2,686

14. TAXATION (continued)

Hong Kong Profits Tax is calculated at 16% of the estimated assessable profit for the year.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

No provision for Hong Kong Profits Tax or overseas taxation has been made for the year in respect of certain companies of the Group because these companies either incurred tax losses for the year or had their estimated assessable profits for the year wholly absorbed by tax losses brought forward.

Details of unprovided deferred taxation are set out in note 33.

14. 稅項（續）

香港利得稅以年內估計應課稅溢利按稅率16%計算。

在其他司法管轄區所產生之稅項按有關司法管轄區之現行稅率計算。

因本集團若干公司於本年度出現稅務虧損或本年度之估計應課稅溢利悉數被承前之稅務虧損所抵銷，故本年度並無就本集團若干公司作出香港利得稅或海外稅項撥備。

未撥備遞延稅項之詳情，載於附註第33項。

15. DIVIDEND

15. 股息

		2003 **HK$'000** **二零零三年** **千港元**	2002 HK$'000 二零零二年 千港元
2001 final dividend of HK6 cents (adjusted for the effect of the consolidation of the Company's shares during the year), or a scrip dividend per share	二零零一年末期股息每股6港仙（已就本公司於年內合併股份之影響作出調整），或以股代息	–	9,647

The 2003 final dividend of HK2 cents per share (2002: nil) has been proposed by the directors and is subject to approval by the shareholders in the forthcoming annual general meeting.

董事建議派發二零零三年末期股息每股2港仙（二零零二年：零），有待股東於應屆股東週年大會上批准作實。

16. LOSS PER SHARE

The calculation of the basic loss per share is based on the loss for the year of HK$648,472,000 (2002: HK$102,455,000) and on the weighted average number of shares in issue during the year of 160,303,174 shares (2002: 160,525,763 shares after adjusted for the effect of the consolidation of the Company's shares during the year as set out in note 27).

The computation of diluted loss per share for the years ended March 31, 2003 and 2002 has not assumed the exercise of the Company's share options for the year ended March 31, 2003, and the conversion of the Company's outstanding convertible note and the exercise of the Company's warrants and share options for the year ended March 31, 2002 because their exercise or conversion would result in a decrease in loss per share for the respective years.

16. 每股虧損

每股基本虧損乃按本年度虧損648,472,000港元（二零零二年：102,455,000港元）及本年度已發行股份之加權平均數160,303,174股（二零零二年：160,525,763股，經年內本公司股份合併之影響作出調整，載於附註第27項）計算。

由於假設本公司截至二零零三年三月三十一日止年度之購股權並無行使，而本公司截至二零零二年三月三十一日止年度之尚未償還可換股票據並無兑換及本公司之認股權證及購股權並無獲行使，因為上述兑換或行使將導致各年之每股虧損減少，因此並無計算截至二零零三年及二零零二年三月三十一日止年度之每股攤薄虧損。

17. PROPERTY, PLANT AND EQUIPMENT

17. 物業、機器及設備

		Land and buildings HK$'000 土地及樓宇 千港元	Plant and machinery HK$'000 機器及機械 千港元	Moulds HK$'000 模具 千港元	Furniture, fixtures and equipment HK$'000 傢俱、裝置及器材 千港元	Motor vehicles HK$'000 汽車 千港元	Total HK$'000 總額 千港元
The Group	**本集團**						
Cost or valuation	**成本值或估值**						
At April 1, 2002	於二零零二年四月一日	48,901	43,569	5,160	70,149	8,111	175,890
Currency realignment	外幣調整	(55)	–	243	2,035	10	2,233
Additions	增項	–	–	–	18,699	748	19,447
Disposals	出售	–	–	(2,432)	(6,671)	(977)	(10,080)
At March 31, 2003	**於二零零三年三月三十一日**	**48,846**	**43,569**	**2,971**	**84,212**	**7,892**	**187,490**
Comprising:	包括：						
At cost	成本值	20,639	43,569	2,971	84,212	7,892	159,283
At valuation – 1994	一九九四年估值	28,207	–	–	–	–	28,207
		48,846	43,569	2,971	84,212	7,892	187,490
Depreciation and amortization and impairment	**折舊及攤銷及減值**						
At April 1, 2002	於二零零二年四月一日	7,223	34,454	3,375	36,277	2,819	84,148
Currency realignment	外幣調整	(1)	–	78	1,439	1	1,517
Provided for the year	本年度撥備	1,090	3,413	1,225	13,742	1,801	21,271
Impairment loss recognized in the income statement	於收益表中確認之減值虧損	1,305	–	–	–	–	1,305
Eliminated on disposals	出售時撇除	–	–	(1,723)	(2,920)	(220)	(4,863)
At March 31, 2003	**於二零零三年三月三十一日**	**9,617**	**37,867**	**2,955**	**48,538**	**4,401**	**103,378**
Net book values	**賬面淨值**						
At March 31, 2003	**於二零零三年三月三十一日**	**39,229**	**5,702**	**16**	**35,674**	**3,491**	**84,112**
At March 31, 2002	於二零零二年三月三十一日	41,678	9,115	1,785	33,872	5,292	91,742

17. PROPERTY, PLANT AND EQUIPMENT (continued) 17. 物業、機器及設備（續）

The Group's land and buildings comprise:

本集團之土地及樓宇包括：

		2003 HK$'000 二零零三年 千港元	2002 HK$'000 二零零二年 千港元
Outside Hong Kong:	香港以外地區：		
Under medium-term leases in other regions of the People's Republic of China ("PRC")	於中華人民共和國（「中國」）其他地區之中期租約物業	**25,978**	26,906
Freehold in Taiwan	於台灣之永久業權物業	**12,151**	12,287
Under a medium-term lease in Macau	於澳門之中期租約物業	**1,100**	2,485
		39,229	41,678

The valuation of land and buildings in 1994 was made by Messrs. American Appraisal Hong Kong Limited, an independent firm of Chartered Surveyors, on an open market value basis.

一九九四年之土地及樓宇估值乃由一間獨立特許測量師行，美國評值有限公司按公開市值基準進行。

Had the revalued land and buildings been carried at cost less accumulated depreciation and amortization, their carrying amount would have been stated at approximately HK$21,862,000 (2002: HK$22,567,000).

若重估之土地及樓宇按成本值減累積折舊及攤銷入賬，其賬面值應約21,862,000港元（二零零二年：22,567,000港元）。

Included in the net book value of property, plant and equipment are assets held under finance leases amounting to approximately HK$2,660,000 (2002: HK$4,358,000).

物業、機器及設備之賬面淨值包括以融資租約持有之資產，總額約2,660,000港元（二零零二年：4,358,000港元）。

Subsequent to the balance sheet date, the Group disposed of a property located in Macau at a consideration of HK$1,100,000. Accordingly, impairment loss of HK$1,305,000 has been recognized in respect of land and buildings.

於結算日後，本集團以1,100,000港元之代價出售位於澳門之物業。因此，已確認1,305,000港元之土地及樓宇減值虧損。

18. INTANGIBLE ASSETS

18. 無形資產

		Goodwill HK$'000 (note a) 商譽 千港元 (附註a)	Trademark licenses HK$'000 (note b) 商標許可證 千港元 (附註b)	Total HK$'000 總額 千港元
The Group	**本集團**			
Cost	**成本值**			
At April 1, 2002	於二零零二年四月一日	153,093	91,318	244,411
Additions	增項	201,572	–	201,572
At March 31, 2003	**於二零零三年三月三十一日**	**354,665**	**91,318**	**445,983**
Amortization	**攤銷**			
At April 1, 2002	於二零零二年四月一日	76,190	15,600	91,790
Provided for the year	本年度撥備	9,772	4,566	14,338
At March 31, 2003	**於二零零三年三月三十一日**	**85,962**	**20,166**	**106,128**
Net book values	**賬面淨值**			
At March 31, 2003	**於二零零三年三月三十一日**	**268,703**	**71,152**	**339,855**
At March 31, 2002	於二零零二年三月三十一日	76,903	75,718	152,621

Notes:

a. The amount represents the goodwill on the acquisition of the businesses of Memtek Products Division of Tandy Corporation and Memorex Computer Supplies in 1993 and the acquisition of an additional 14.9% interest in Memorex International Inc., a subsidiary of the Company, during the year.

The goodwill is amortized over an average of seventeen years on a straight line basis.

b. The amount represents the acquisition of the "Memorex" trademark licenses from Memorex Telex N.V. in 1999. Trademark licenses are amortized over a period of twenty years on a straight line basis.

附註：

a. 該數額為於一九九三年收購Tandy Corporation之Memtek產品部及Memorex Computer Supplies業務及年內收購本公司之附屬公司Memorex International Inc.之14.9%額外權益所產生之商譽。

商譽乃按直線法平均在十七年內攤銷。

b. 該金額為於一九九九年向Memorex Telex N.V.收購「Memorex」商標許可證之收購價。商標許可證乃按直線法在二十年期間內攤銷。

In the opinion of the directors, no impairment loss in respect of the carrying value of goodwill or trademark licenses is considered necessary.

董事認為，毋須呈列有關商譽或商標許可證賬面值之減值虧損。

19. INTERESTS IN SUBSIDIARIES

19. 附屬公司權益

		The Company 2003 HK$'000 本公司 二零零三年 千港元	The Company 2002 HK$'000 本公司 二零零二年 千港元
Unlisted shares	非上市股份	**118,373**	118,373
Amounts due from subsidiaries	應收附屬公司款項	**5,022,636**	4,079,705
		5,141,009	4,198,078
Less: Allowance for amounts due from subsidiaries	減：應收附屬公司款項準備	**(2,374,810)**	(1,735,149)
		2,766,199	2,462,929
Amounts due to subsidiaries	應付附屬公司款項	**877,475**	119,559

The carrying value of the unlisted shares is based on the values of the underlying separable net assets of the subsidiaries when Hanny Magnetics (B.V.I.) Limited ("Hanny BVI") together with its subsidiaries were acquired by the Company.

非上市股份之賬面值，乃根據本公司收購Hanny Magnetics (B.V.I.) Limited（「Hanny BVI」）連同其附屬公司時，各附屬公司之可分割基本資產淨值計算。

The balances with subsidiaries are unsecured, interest free and have no fixed terms of repayment. Repayment of the amounts will not be demanded within one year of the balance sheet date and, accordingly, the amounts are classified as non-current.

附屬公司之結餘為無抵押、免息及無固定還款期。該等款項將不會於結算日後一年內要求償還，故列為非流動款項。

Details of the Company's principal subsidiaries at March 31, 2003 are set out in note 42.

本公司各主要附屬公司於二零零三年三月三十一日之詳情載於附註第42項。

20. INTERESTS IN ASSOCIATES

20. 聯營公司之權益

		The Group 2003 HK$'000 本集團 二零零三年 千港元	2002 HK$'000 二零零二年 千港元
Share of net assets (liabilities) of associates which are:	應佔下列聯營公司資產淨值（負債）：		
– listed overseas	– 在海外上市	**184,574**	55,607
– unlisted	– 非上市	**(12,229)**	(9,752)
Goodwill on acquisition of an associate less amortization *(note a)*	收購一間聯營公司產生之商譽減攤銷 *（附註a）*	**65,520**	–
		237,865	45,855
Loans to associates less allowance *(note b)*	借予聯營公司貸款減準備 *（附註b）*	**7,651**	82,795
Amounts due from associates *(note b)*	應收聯營公司款項 *（附註b）*	**25,846**	51,252
		271,362	179,902
Market value of listed shares	上市股份市值	**134,561**	208,260

Notes:

a. The goodwill on acquisition of an associate arose on the acquisition of Provisions Suppliers Corporation Limited during the year amounting to HK$72,132,000. Amortization for the year amounting to HK$6,612,000 has been charged to the consolidated income statement.

b. Loans to associates are unsecured and have no fixed terms of repayment. Other than an amount of HK$7,516,000 (2002: HK$9,600,000) which bears interest at prevailing market rates, the remaining amounts are interest free. The amounts due from associates are unsecured, interest free and have no fixed terms of repayment. In the opinion of the directors, the balances will not be repayable within one year of the balance sheet date and, accordingly, the amounts are classified as non-current.

附註：

a. 收購一間聯營公司產生之商譽，乃年內收購普威聯營有限公司所產生之72,132,000港元。本年度之攤銷6,612,000港元已於綜合收益表中扣除。

b. 借予聯營公司貸款為無抵押及無固定還款期。除7,516,000港元（二零零二年：9,600,000港元）之款項須按當時市場利率計算利息外，其餘均為免息。應收聯營公司款項為無抵押、免息及並無固定還款期。董事認為，該等餘款將不會於結算日起計之一年內償還，因此，該等款項列作非流動款項。

Details of the Group's principal associate at March 31, 2003 are set out in note 42.

本集團之主要聯營公司於二零零三年三月三十一日之詳情載於附註第42項。

20. INTERESTS IN ASSOCIATES (continued)

20. 聯營公司之權益（續）

The following details have been extracted from the financial statements of the Group's significant associate, Provisions Suppliers Corporation Limited.

以下資料詳情乃摘錄自本集團重要聯營公司普威聯營有限公司之財務報表。

Results for the period from May 1, 2002 to March 31, 2003:

自二零零二年五月一日至二零零三年三月三十一日期間之業績：

		HK$'000 千港元
Turnover	營業額	619,467
Loss from ordinary activities before taxation and minority interests	除稅及少數股東權益前一般業務之虧損	(12,432)
Loss from ordinary activities before taxation and minority interests attributable to the Group	本集團應佔之除稅及少數股東權益前一般業務之虧損	(3,413)

Financial position as at March 31, 2003:

於二零零三年三月三十一日之財務狀況：

		HK$'000 千港元
Non-current assets	非流動資產	376,171
Current assets	流動資產	513,082
Current liabilities	流動負債	(191,929)
Non-current liabilities and minority interests	非流動負債及少數股東權益	(124,550)
Net assets	資產淨值	572,774
Net assets attributable to the Group	本集團應佔資產淨值	157,226

21. INVESTMENTS IN SECURITIES

21. 證券投資

		Investment securities 投資證券		Other investments 其他投資		Total 總額	
		2003 HK$'000 二零零三年 千港元	2002 HK$'000 二零零二年 千港元	**2003 HK$'000 二零零三年 千港元**	2002 HK$'000 二零零二年 千港元	**2003 HK$'000 二零零三年 千港元**	2002 HK$'000 二零零二年 千港元
The Group	**本集團**						
Listed securities	上市證券						
Hong Kong *(note a)*	香港 *（附註a）*	**698,407**	692,367	**108,548**	190,258	**806,955**	882,625
Overseas	海外	**-**	-	**984**	17,115	**984**	17,115
Unlisted securities	非上市證券						
Hong Kong	香港	**-**	-	**6,000**	-	**6,000**	-
Overseas *(note b)*	海外 *（附註b）*	**204,573**	527,859	**78,388**	86,118	**282,961**	613,977
		902,980	1,220,226	**193,920**	293,491	**1,096,900**	1,513,717
Market value of listed securities	上市證券之市值	**10,859**	23,730	**109,532**	207,373	**120,391**	231,103
Carrying amount analyzed for reporting purposes as:	就呈報目的而作出之賬面值分析：						
Non-current	非流動	**887,300**	1,220,226	**330**	984	**887,630**	1,221,210
Current	流動	**15,680**	-	**193,590**	292,507	**209,270**	292,507
		902,980	1,220,226	**193,920**	293,491	**1,096,900**	1,513,717
The Company	**本公司**						
Listed securities overseas, at market value	海外上市證券，按市值	**-**	-	**944**	1,449	**944**	1,449

Notes:

a. The listed investment securities represent a 14.55% (2002: 17.45%) interest in China Strategic Holdings Limited ("CSHL") which is incorporated in Hong Kong and its shares are listed on the Stock Exchange. CSHL and its subsidiaries are principally engaged in the areas of manufacturing, property development and investment, hotel operation, construction and related business, provision of package tours, transportation and other related services.

b. Included in unlisted overseas investment securities is a 8.04% (2002: 16%) interest in Fu Yang Investment Co., Ltd. ("Fu Yang"). Fu Yang is established in Taiwan on April 21, 2002 by the merger of Indigo Investment Co., Ltd., Solitaire Investment Co., Ltd., Vituoso Investment Co., Ltd. and Ultima Investment Co., Ltd. Fu Yang is mainly engaged in the cable broadcasting business in Taiwan.

附註：

a. 上市投資證券指在中策集團有限公司（「中策」）之14.55%（二零零二年：17.45%）權益，該公司於香港註冊成立，而其股份於聯交所上市。中策及其附屬公司主要從事製造、物業發展及投資、酒店經營、建築及相關業務、提供旅行團、運輸及其他相關業務。

b. 非上市海外投資證券包括在富洋投資股份有限公司（「富洋」）之8.04%（二零零二年：16%）權益。富洋由青宇投資有限公司、強潤投資有限公司、精德投資有限公司及至尚投資有限公司合併而於二零零二年四月二十一日在台灣成立。富洋主要在台灣從事有線播放業務。

In the opinion of the directors, the investments in investment securities are worth at least their carrying values.

董事認為，在投資證券之投資最少相等於其賬面值。

22. INVENTORIES

22. 存貨

		The Group 本集團	
		2003	2002
		HK$'000	HK$'000
		二零零三年	二零零二年
		千港元	千港元
Raw materials	原材料	**9,459**	8,589
Work in progress	在製品	**2,702**	2,639
Finished goods	製成品	**493,004**	438,095
		505,165	449,323

Included above are raw materials of HK$371,000 (2002: nil) and finished goods of HK$104,422,000 (2002: HK$66,359,000) which are carried at net realizable value.

上述存貨包括原材料371,000港元（二零零二年：零港元）及製成品104,422,000港元（二零零二年：66,359,000港元），已按其可變現淨值列賬。

23. TRADE AND OTHER RECEIVABLES

23. 貿易及其他應收款項

Included within trade and other receivables is a trade debtors balance of HK$397,764,000 (2002: HK$400,544,000). The Group allows an average credit period of one to two months to its trade customers.

貿易及其他應收款項包括397,764,000港元（二零零二年：400,544,000港元）之應收貿易款項結餘，本集團向其貿易客戶平均提供一至兩個月不等之信貸期。

The following is an aged analysis of trade debtors:

應收貿易款項賬齡分析如下：

		The Group 本集團	
		2003	2002
		HK$'000	HK$'000
		二零零三年	二零零二年
		千港元	千港元
Not yet due	未到期	**354,824**	342,876
Overdue within one month	逾期少於一個月	**26,561**	32,241
Overdue between one to two months	逾期一至兩個月	**6,916**	13,876
Overdue more than two months	逾期超過兩個月	**9,463**	11,551
		397,764	400,544

24. TRADE AND OTHER PAYABLES

Included within trade and other payables is a trade creditors balance of HK$632,561,000 (2002: HK$588,161,000).

The following is an aged analysis of trade creditors:

24. 貿易及其他應付款項

貿易及其他應付款項包括632,561,000港元（二零零二年：588,161,000港元）之應付貿易款項結餘。

應付貿易款項賬齡分析如下：

		The Group 本集團	
		2003 **HK$'000** 二零零三年 千港元	2002 HK$'000 二零零二年 千港元
Not yet due	未到期	**319,505**	249,365
Overdue within one month	逾期少於一個月	**99,484**	46,734
Overdue between one to two months	逾期一至兩個月	**35,422**	73,392
Overdue more than two months	逾期超過兩個月	**178,150**	218,670
		632,561	588,161

25. BORROWINGS 25. 借款

		The Group 本集團		The Company 本公司	
		2003 HK$'000 二零零三年 千港元	2002 HK$'000 二零零二年 千港元	**2003 HK$'000 二零零三年 千港元**	2002 HK$'000 二零零二年 千港元
Borrowings comprise:	借款包括：				
Bank loans	銀行貸款	**237,468**	278,191	**–**	–
Other loans	其他貸款	**180,000**	297,000	**165,000**	226,000
		417,468	575,191	**165,000**	226,000
Analyzed as:	分析：				
Secured	有抵押	**107,140**	127,504	**–**	–
Unsecured	無抵押	**310,328**	447,687	**165,000**	226,000
		417,468	575,191	**165,000**	226,000
The above amounts bear interest at prevailing market rates and are repayable as follows:	上述款項須按現行市場利率計算利息，且須於以下年期償還：				
Within one year or on demand	一年內或於要求時	**244,473**	566,902	**–**	226,000
Between one and two years	一至兩年內	**165,238**	220	**165,000**	–
Between two and five years	兩至五年內	**843**	781	**–**	–
Over five years	超過五年	**6,914**	7,288	**–**	–
		417,468	575,191	**165,000**	226,000
Amount due within one year and shown under current liabilities	列入流動負債項下並於一年內到期之款項	**(244,473)**	(566,902)	**–**	(226,000)
Amount due after one year	一年後到期之款項	**172,995**	8,289	**165,000**	–

26. OBLIGATIONS UNDER FINANCE LEASES

26. 融資租約承擔

		Minimum lease payments 最低租約付款		Present value of minimum lease payments 最低租約付款現值	
		2003 HK$'000 二零零三年 千港元	2002 HK$'000 二零零二年 千港元	**2003 HK$'000 二零零三年 千港元**	2002 HK$'000 二零零二年 千港元
The Group	**本集團**				
Amounts payable under finance leases:	融資租約承擔還款期：				
Within one year	一年內	**1,181**	2,930	**1,113**	2,851
In the second to fifth year inclusive	兩至五年內（包括首尾兩年）	**1,868**	245	**1,557**	216
Over five years	超過五年	**–**	37	**–**	30
		3,049	3,212		
Less: Future finance charges	減：未來融資費用	**(379)**	(115)		
Present value of lease obligations	租約承擔現值	**2,670**	3,097	**2,670**	3,097
Less: Amount due for settlement within one year (shown under current liabilities)	減：一年內到期償還之款項（列於流動負債項下）			**(1,113)**	(2,851)
Amount due for settlement after one year	一年後到期償還之款項			**1,557**	246

It is the Group's policy to lease certain of its fixtures and equipment under finance leases. The average lease term is 2 years. For the year ended March 31, 2003, the average effective borrowing rate was 12.51%. Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

根據本集團之政策，本集團之若干裝置及設備乃根據融資租約租賃，平均租期為2年。截至二零零三年三月三十一日止年度，平均有效借貸利率為12.51%。利率乃於合約日期確定。所有租約均採用固定還款期還款，及並無就或然租賃款項簽訂任何安排。

The Group's obligations under finance leases are secured by the lessors' charge over the leased assets.

本集團之融資租約承擔乃以出租人之出租資產作為抵押。

27. SHARE CAPITAL

27. 股本

		Number of shares 股份數目	Value HK$'000 價值 千港元
Authorized:	法定股本：		
At April 1, 2001 and March 31, 2002 (HK$0.025 each)	於二零零一年四月一日及二零零二年三月三十一日（每股0.025港元）	26,000,000,000	650,000
Consolidation of shares of 40 into 1	股份40合1	(25,350,000,000)	–
Adjustment of nominal value of shares	股份面值調整	64,350,000,000	–
Cancellation of shares	註銷股份	(45,000,000,000)	(450,000)
At March 31, 2003 (HK$0.01 each)	於二零零三年三月三十一日（每股面值0.01港元）	**20,000,000,000**	**200,000**
Issued and fully paid:	已發行及繳足股本：		
At April 1, 2001 (HK$0.025 each)	於二零零一年四月一日（每股0.025港元）	6,431,180,290	160,780
Issue under scrip dividend scheme	以股代息發行	1,372,233	34
Exercise of warrants	行使認股權證	7,000	–
Shares repurchased and cancelled	購回及註銷股份	(20,502,000)	(513)
At March 31, 2002 (HK$0.025 each)	於二零零三年三月三十一日（每股0.025港元）	6,412,057,523	160,301
Exercise of warrants	行使認股權證	70,595	2
Consolidation and adjustment of nominal value of shares	股份面值合併及調整	(6,251,824,916)	(158,700)
At March 31, 2003 (HK$0.01 each)	於二零零三年三月三十一日（每股0.01港元）	**160,303,202**	**1,603**

(a) Pursuant to special resolutions passed in a special general meeting of the Company held on March 17, 2003:

(i) the shares of the Company were consolidated on the basis that every 40 issued and unissued shares of HK$0.025 each were consolidated into one share of HK$1.00 each;

(ii) the par value of the shares of the Company was reduced from HK$1.00 per share to HK$0.01 per share by the cancellation of HK$0.99 paid up on each share;

(iii) the par value of the authorized but unissued shares of the Company was sub-divided into shares of HK$0.01 each; and the number of authorized but unissued shares was increased accordingly; and

(a) 根據本公司於二零零三年三月十七日舉行之股東特別大會上通過之特別決議案：

(i) 本公司之股份按每40股每股0.025港元之已發行及未發行股份合併為一股每股1.00港元之股份之基準合併；

(ii) 透過每股註銷0.99港元之繳足股本，將本公司之股份面值由每股1.00港元削減至每股0.01港元；

(iii) 將本公司之法定但未發行股份之面值拆細為每股0.01港元之股份；法定但未發行之股份之數目相應增加；及

27. SHARE CAPITAL (continued)

(iv) the authorized share capital of the Company was reduced from HK$650,000,000 to HK$200,000,000 by the cancellation of 45,000,000,000 shares of HK$0.01 each.

(b) During the year, 70,595 shares in the Company of HK$0.025 each were issued upon the exercise of 70,595 warrants at a price of HK$0.36 per share. The shares issued during the year rank pari passu with the then existing shares in all respects.

28. WARRANTS

In accordance with the conditions attaching to the warrants of the Company, each of the warrants confers rights to the registered holder to subscribe for one new share of the Company in cash at an adjusted subscription price of HK$0.36 per share, subject to adjustment, at any time from the date of issue to April 3, 2002 (both days inclusive). On April 3, 2002, all of the remaining outstanding warrants, which entitled the registered holders to subscribe for 922,543,833 shares of HK$0.025 each in the Company, lapsed.

Details of the exercise of the Company's warrants during the year are set out in note 27.

29. RESERVES

The Group

Included in the reserves of the Group are the Group's share of deficit of associates which amounted to HK$63,611,000.

The contributed surplus of the Group at April 1, 2002 represented:

(i) the credit arising from the transfer of the share premium account of the Group as at February 20, 1998 to the contributed surplus account of the Group;

(ii) the credit arising from the reduction of the nominal value of the shares of the Company in 1999; and

27. 股本（續）

(iv) 透過註銷45,000,000,000股每股0.01港元之股份，將本公司之法定股本由650,000,000港元削減至200,000,000港元。

(b) 年內，由於按每股0.36港元之價格行使70,595份認股權證，導致本公司發行每股0.025港元之股份70,595股。於年內發行之股份在各方面均與當時之股份享有同等權益。

28. 認股權證

根據本公司認股權證所附條件，每份認股權證均賦予其登記持有人權利，可自發行日期起至二零零二年四月三日（首尾兩天包括在內）期間任何時間按經調整之認購價每股0.36港元（可予調整）以現金認購本公司一股新股份。於二零零二年四月三日，賦予登記持有人認購922,543,833股本公司每股0.025港元之股份之權利之所有尚未行使認股權證失效。

有關於年內獲行使之本公司認股權證之詳情載於附註第27項。

29. 儲備

本集團

本集團應佔聯營公司之虧絀63,611,000港元已包括於本集團之儲備內。

本集團於二零零二年四月一日之實繳盈餘乃：

(i) 本集團於一九九八年二月二十日將股份溢價賬轉撥往本集團之實繳盈餘賬所產生之進賬；

(ii) 於一九九九年削減本公司股份面值所產生之進賬；及

29. RESERVES (continued)

(iii) as reduced by amounts transferred to the deficit account to eliminate the deficit of the Group as at January 31, 2000 and January 31, 2001.

During the year, movements in the contributed surplus of the Group represented:

(i) the entire amount of HK$1,974,565,000 standing to the credit of share premium account of the Group as at February 19, 2003 be cancelled and such amount be transferred to the contributed surplus account of the Group; and the credit arising from the reduction of the nominal value of the shares of the Company from HK$1.00 per share to HK$0.01 per share by the cancellation of HK$0.99 paid up on each share pursuant to special resolutions passed at a special general meeting of the Company on March 17, 2003.

Details of the cancellation of the share premium account and the reduction of the nominal value of the shares are set out in the circular of the Company dated February 21, 2003; and

(ii) as reduced by an amount of HK$460,000,000 transferred to the deficit account to eliminate the accumulated losses of the Company as at March 20, 2003 pursuant to a resolution passed at a meeting of the directors of the Company on March 20, 2003.

29. 儲備（續）

(iii) 減去轉撥往虧絀賬之款項，以抵銷本公司分別於二零零零年一月三十一日及二零零一年一月三十一日之虧絀。

年內，本集團之實繳盈餘變動乃：

(i) 根據本公司於二零零三年三月十七日舉行之股東特別大會上通過之特別決議案，將於二零零三年二月十九日列於股份溢價賬進賬之1,974,565,000港元金額全部註銷及將該等金額轉撥入本集團之實繳盈餘賬內；及透過每股註銷0.99港元之繳足股本，將本公司之股份面值由每股1.00港元削減至每股0.01港元而產生進賬。

註銷股份溢價賬及削減股份面值之詳情，載於本公司於二零零三年二月二十一日刊發之通函；及

(ii) 根據本公司於二零零三年三月二十日舉行之董事會議上通過之決議案，減去轉撥往虧絀賬內之460,000,000港元，以抵銷本公司於二零零三年三月二十日之累積虧損。

		Share premium HK$'000 **股份溢價** 千港元	**Contributed surplus** HK$'000 **實繳盈餘** 千港元	**Capital redemption reserve** HK$'000 **資本贖回儲備** 千港元	**Retained profits (deficit)** HK$'000 **保留溢利（虧絀）** 千港元	**Total** HK$'000 **總額** 千港元
The Company	**本公司**					
At April 1, 2001	於二零零一年四月一日	1,975,353	437	592	32,131	2,008,513
Premium arising from issue of shares	發行股份所產生之溢價	109	–	–	–	109
Repurchase of shares	購回股份	(920)	–	–	–	(920)
Loss for the year	本年度虧損	–	–	–	(42,553)	(42,553)
Dividend paid	繳訖股息	–	–	–	(9,647)	(9,647)
At March 31, 2002	於二零零二年三月三十一日	1,974,542	437	592	(20,069)	1,955,502
Premium arising from issue of shares	發行股份所產生之溢價	23	–	–	–	23
Transfer from share premium to contributed surplus	從股份溢價轉撥往實繳盈餘	(1,974,565)	1,974,565	–	–	–
Transfer from contributed surplus to deficit	從實繳盈餘轉撥往虧絀	–	(460,000)	–	460,000	–
Reduction of nominal value of shares	削減股份面值	–	158,700	–	–	158,700
Loss for the year	本年度虧損	–	–	–	(414,040)	(414,040)
At March 31, 2003	**於二零零三年三月三十一日**	**–**	**1,673,702**	**592**	**25,891**	**1,700,185**

29. RESERVES (continued)

The contributed surplus of the Company at April 1, 2002 represented:

(i) the difference between the consolidated shareholders' funds of Hanny BVI at the date on which its shares were acquired by the Company, and the nominal amount of the Company's shares issued as consideration for the acquisition;

(ii) the credit arising from the transfer of the share premium account of the Company as at February 20, 1998 to the contributed surplus account of the Company;

(iii) the credit arising from the reduction of the nominal value of the shares of the Company in 1999; and

(iv) as reduced by amounts transferred to the deficit account to eliminate the deficit of the Company as at January 31, 2000 and January 31, 2001.

During the year, movements in the contributed surplus of the Company represents:

(i) the entire amount of HK$1,974,565,000 standing to the credit of share premium account of the Company as at February 19, 2003 be cancelled and such amount be transferred to the contributed surplus account of the Company; and the credit arising from the reduction of the nominal value of the shares of the company from HK$1.00 per share to HK$0.01 per share by the cancellation of HK$0.99 paid up on each share pursuant to special resolutions passed at a special general meeting of the Company on March 17, 2003; and

(ii) as reduced by an amount of HK$460,000,000 transferred to the deficit account to eliminate the accumulated losses of the Company as at March 20, 2003 pursuant to a resolution passed at a meeting of the directors of the Company on March 20, 2003.

29. 儲備（續）

本公司於二零零二年四月一日之實繳盈餘乃：

(i) 本公司收購Hanny BVI股份當日該公司之綜合股東資金與本公司作為收購代價所發行之股份面值之差額；

(ii) 於一九九八年二月二十日將本公司之股份溢價賬轉撥至本公司之實繳盈餘賬所產生之進賬；

(iii) 於一九九九年削減本公司股份面值所產生之進賬；及

(iv) 減去轉撥往虧絀賬以抵銷本公司分別於二零零零年一月三十一日及二零零一年一月三十一日之虧絀。

年內，本公司之實繳盈餘變動乃：

(i) 根據本公司於二零零三年三月十七日舉行之股東特別大會上通過之特別決議案，將於二零零三年二月十九日列於股份溢價賬進賬之1,974,565,000港元金額全部註銷及將該等金額轉撥入本公司之實繳盈餘賬內；及透過每股註銷0.99港元之繳足股本，將本公司之股份面值由每股1.00港元削減至每股0.01港元而產生進賬；及

(ii) 根據本公司於二零零三年三月二十日舉行之董事會議上通過之決議案，減去轉撥往虧絀賬內之460,000,000港元，以抵銷本公司於二零零三年三月二十日之累積虧損。

29. RESERVES (continued)

Under the Companies Act of 1981 of Bermuda (as amended), the contributed surplus of the Company is available for distribution to shareholders. However, the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus, if:

1. it is, or would after the payment be, unable to pay its liabilities as they become due; or

2. the realizable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

In the opinion of the directors, the Company's reserves available for distribution to its shareholders as at March 31, 2003 comprised its contributed surplus and retained profits amounting to HK$1,673,702,000 and HK$25,891,000 respectively. The Company had no reserves available for distribution to its shareholders as at March 31, 2002.

29. 儲備（續）

依據百慕達一九八一年公司法（經修訂），本公司之實繳盈餘可供分派予各股東。惟倘若出現以下情況，本公司不得從實繳盈餘宣派或派發股息或作出分派：

1. 現時或於作出派發後不能償還到期債務；或

2. 其資產之可變現價值會因此低於其債務及已發行股本與股份溢價賬之總額。

董事認為，於二零零三年三月三十一日，本公司可供分派予股東之儲備由實繳盈餘及保留溢利組成，分別為1,673,702,000港元及25,891,000港元。於二零零二年三月三十一日本公司無儲備可供分派。

30. AMOUNT DUE TO A MINORITY SHAREHOLDER

The amount is unsecured, interest free and has no fixed terms of repayment. Repayment of the amount will not be demanded within one year of the balance sheet date and, accordingly, the amount is classified as non-current.

30. 應付少數股東款項

該款項為無抵押、免息及無固定還款期。該款項將不會於結算日起計一年內要求償還，因此，該款項列為非流動負債。

31. DISPOSAL OF SUBSIDIARIES 31. 出售附屬公司

		2003 HK$'000 二零零三年 千港元	2002 HK$'000 二零零二年 千港元
Net assets disposed of	**出售資產淨值**		
Trade receivables	應收貿易款項	**15,000**	–
Bank balance	銀行結存	**2**	–
Taxation	税項	**(13,027)**	–
		1,975	–
Gain on disposal of subsidiaries	出售附屬公司之收益	**25**	–
Cash consideration	現金代價	**2,000**	–
Net cash inflow arising on disposal of subsidiaries:	出售附屬公司產生之現金流量淨額：		
Cash consideration	現金代價	**2,000**	–
Bank balance disposed of	出售銀行結存	**2**	–
		1,998	–

The subsidiaries disposed of during the year did not contribute significantly to the turnover and the results of the Group. The cash flow contributed or utilized by the subsidiaries disposed of during the year was not significant.

年內所出售之附屬公司對本集團之營業額及業績並無作出重大貢獻。年內所出售之附屬公司所貢獻或動用之現金流量並不重大。

32. MAJOR NON-CASH TRANSACTIONS

(a) During the year, the Group entered into finance lease arrangement in respect of property, plant and equipment with a capital value at the inception of the leases HK$2,990,000 (2002: nil).

(b) During the year, the Group acquired additional shareholding in a subsidiary for a consideration of HK$278,320,000 which was set off by the assignments of short-term loans receivable of HK$260,578,000. The remaining consideration of HK$17,742,000 was unsettled as at March 31, 2003.

32. 主要非現金交易

(a) 年內，本集團訂立物業、機器及設備之融資租約安排，於訂立租約時之資本值為2,990,000港元（二零零二年：零港元）。

(b) 年內，本集團收購一間附屬公司之額外股權，代價為278,320,000港元，以轉讓應收短期貸款260,578,000港元支付。17,742,000港元之代價餘款於二零零三年三月三十一日尚未清償。

33. UNPROVIDED DEFERRED TAXATION

At the balance sheet date, the major components of the potential deferred tax asset (liability) not recognized (provided) are as follows:

33. 未撥備遞延税項

於結算日，並未確認（撥備）之潛在遞延稅務資產（負債）之主要組成項目如下：

		The Group 本集團		The Company 本公司	
		2003 HK$'000 二零零三年 千港元	2002 HK$'000 二零零二年 千港元	**2003 HK$'000 二零零三年 千港元**	2002 HK$'000 二零零二年 千港元
Tax effect of timing differences attributable to:	因下列各項所產生時差於稅務上之影響：				
Unutilized tax losses	未動用稅務虧損	**61,059**	89,513	**7,056**	10,198
Difference between tax allowances and depreciation	稅務準備及折舊之差額	**(10,976)**	(10,995)	**–**	–
		50,083	78,518	**7,056**	10,198

33. UNPROVIDED DEFERRED TAXATION (continued)

33. 未撥備遞延稅項（續）

The amount of the potential deferred tax (charge) credit for the year is as follows:

本年度貿易業務產生之潛在遞延稅務（支出）撥回額如下：

		The Group 本集團		The Company 本公司	
		2003 二零零三年	2002 二零零二年	**2003 二零零三年**	2002 二零零二年
		HK$'000 千港元	HK$'000 千港元	**HK$'000 千港元**	HK$'000 千港元
Tax effect of timing differences attributable to:	因下列各項所產生時差於稅務上之影響：				
Tax loss (utilized) arising	稅務虧損（動用）產生	**(28,454)**	14,335	**(3,142)**	2,075
Difference between tax allowances and depreciation	稅務準備及折舊之差額	**19**	169	**–**	–
		(28,435)	14,504	**(3,142)**	2,075

The net potential deferred tax asset attributable to trading activities has not been recognized in the financial statements as it is not certain that the net deferred tax benefit will crystallize in the foreseeable future.

由於不能確定遞延稅務利益淨額會否在可見之將來實現，因此貿易業務應佔之潛在遞延稅務資產淨額並無在財務報表中確認。

34. CONTINGENT LIABILITIES

34. 或然負債

		The Group 本集團		The Company 本公司	
		2003	2002	**2003**	2002
		HK$'000	HK$'000	**HK$'000**	HK$'000
		二零零三年 千港元	二零零二年 千港元	**二零零三年 千港元**	二零零二年 千港元
Amounts utilized in respect of guarantees given to banks and other financial institutions for facilities granted to:	就下列公司之融資而向銀行及其他財務機構提供之擔保已動用之金額：				
subsidiaries	附屬公司	**–**	–	**164,369**	136,788
an investee company	一間投資公司	**–**	9,366	**–**	9,366
an outsider	外間人士／公司	**11,674**	–	**11,674**	–
Amounts utilized in respect of guarantees given to banks and other financial institutions for leasing of a subsidiary	就一間附屬公司之租約而向銀行及其他財務機構提供之擔保已動用之金額	**–**	–	**–**	2,750
		11,674	9,366	**176,043**	148,904

At March 31, 2002, certain of the margin clients' securities with an aggregate market value of HK$516,779,000 were pledged to a bank to secure general banking facilities for a subsidiary.

於二零零二年三月三十一日，為使一間附屬公司取得一般銀行信貸，若干總市值為516,779,000港元之孖展客戶之證券被用作抵押。

35. CAPITAL COMMITMENTS

35. 資本承諾

		The Group 本集團	
		2003 **HK$'000** 二零零三年 千港元	2002 HK$'000 二零零二年 千港元
Capital expenditure contracted for but not provided in the financial statements in respect of the acquisition of:	就下列收購已訂約惟並無在財務報表上作出準備之資本性開支：		
An associate	一間聯營公司	**–**	219,732
Property, plant and equipment	物業、機器及設備	**–**	83
		–	219,815

The Company had no significant capital commitments at the balance sheet date.

本公司於結算日概無重大之資本承諾。

36. OPERATING LEASE COMMITMENTS

36. 營運租約承諾

The Group as lessee

本集團作為承租人

		The Group 本集團	
		2003 **HK$'000** 二零零三年 千港元	2002 HK$'000 二零零二年 千港元
Minimum lease payments paid under operating leases during the year:	年內，根據營運租約而支付之最低租金：		
Land and buildings	土地及樓宇	**24,209**	25,452
Others	其他	**2,959**	215
		27,168	25,667

36. OPERATING LEASE COMMITMENTS (continued)

36. 營運租約承諾（續）

The Group as lessee (continued)

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

本集團作為承租人（續）

於結算日，本集團尚有若干根據不可撤銷之營運租約之承諾，該等未來最低租約付款之到期日如下：

		2003		2002	
		Land and buildings HK$'000	Others HK$'000	Land and buildings HK$'000	Others HK$'000
		二零零三年		二零零二年	
		土地及樓宇 千港元	其他 千港元	土地及樓宇 千港元	其他 千港元
Operating leases which expire:	營運租約之屆滿年期為：				
Within one year	一年內	**19,403**	**2,594**	9,320	2,386
In the second to fifth year inclusive	第二至第五年（首尾兩年包括在內）	**50,733**	**3,018**	24,297	3,722
Over five years	五年以上	**34,437**	**–**	62,490	–
		104,573	**5,612**	96,107	6,108

Leases are negotiated for the range of one to ten years and rentals are fixed over the terms of the leases.

租約於一年至十年內商議一次，而租金在租約期內固定。

The Company had no operating lease commitments at the balance sheet date.

本公司於結算日並無任何營運租約承諾。

The Group as lessor

Property rental income earned during the year was HK$4,754,000 (2002: HK$4,536,000). Certain of the properties held have committed tenants for the next eleven years.

本集團作為出租人

年內，物業租金收入為4,754,000港元（二零零二年：4,536,000港元）。持有之若干物業已交付予租戶未來十一年內使用。

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments:

於結算日，本集團已與租戶訂立以下未來最低租約付款：

		2003 HK$'000 二零零三年 千港元	2002 HK$'000 二零零二年 千港元
Within one year	一年內	**2,662**	2,361
In the second to fifth year inclusive	第二至第五年（首尾兩年包括在內）	**9,780**	9,446
Over five years	五年以上	**12,057**	14,168
		24,499	25,975

37. SHARE OPTIONS SCHEMES

The Company's share option scheme was adopted on August 21, 2001 (the "2001 Share Option Scheme") for the primary purpose of providing incentives to the employees of the Group and will expire on August 20, 2011. Under the 2001 Share Option Scheme, the board of directors of the Company may grant options to eligible employees including the directors (but excluding independent non-executive directors) of the Company and the directors of any of the subsidiaries of the Company to subscribe for shares in the Company.

Pursuant to a resolution passed at a special general meeting of the Company on March 17, 2003, the Company has terminated the 2001 Share Option Scheme and adopted a new share option scheme (the "2003 Share Option Scheme"). Under the 2003 Share Option Scheme, the board of directors of the Company may grant options to directors and employees of the Group and any advisors, consultants, distributors, contractors, suppliers, agents, customers, business partners, joint venture business partners, promoters and service providers of any members of the Group who the board of directors considers have contributed or will contribute or can contribute to the Group. The purpose of the Scheme is to provide participants with the opportunity to acquire proprietary interests in the Group and to encourage participants to work towards enhancing the value of the Group and its shares for the benefits of the Group and its shareholders as a whole.

The maximum number of shares in respect of which options may be granted under the 2003 Share Option Scheme shall not exceed 10% of the issued share capital of the Company on the date of approval and adoption of the Scheme.

At March 31, 2003, the number of shares in respect of which options had been granted and remained outstanding under the 2001 Share Option Scheme was 16,000,000 (2002: 16,000,000 after adjusted for the effect of the consolidation of the Company's shares), representing 9.98% (2002: 9.98% after adjusted for the effect of the consolidation of the Company's shares) of the shares of the Company in issue at that date. The number of shares in respect of which options may be granted to any individual in any one year is not permitted to exceed 1 percent of the shares of the Company in issue at any point in time, without prior approval from the Company's shareholders. Options granted to substantial shareholders or independent

37. 購股權計劃

本公司於二零零一年八月二十一日採納其購股權計劃（「二零零一年購股權計劃」），旨在鼓勵本集團之僱員，並將於二零一一年八月二十日屆滿。根據二零零一年購股權計劃，本公司董事會可向本公司合資格僱員，包括任何董事（但不包括獨立非執行董事）及本公司任何附屬公司董事授出購股權，以認購本公司股份。

根據本公司於二零零三年三月十七日舉行之股東特別大會上通過之決議案，本公司已終止二零零一年購股權計劃並採納一項新購股權計劃（「二零零三年購股權計劃」）。根據二零零三年購股權計劃，本公司董事會可向本集團董事及僱員，以及董事會認為曾經或將會或能夠對本集團作出貢獻之本集團任何諮詢人、顧問、分銷商、承判商、供應商、代理人、客戶、業務夥伴、合營企業業務夥伴、發起人、服務供應商授出購股權。該計劃旨在向參與者提供購入本集團股份權益之機會，並鼓勵參與者致力以本集團及其股東之整體利益為依歸，促進本集團及其股份之價值。

根據二零零三年購股權計劃授出之全部購股權獲行使時可能發行之股份數目上限，將不得超過本公司於批准新購股權計劃日期之已發行股本之10%。

於二零零三年三月三十一日，根據二零零一年購股權計劃已授出及尚未行使之購股權所涉及之股份數目為16,000,000股（二零零二年：16,000,000股，已就本公司股份合併之影響作出調整），佔當日本公司之已發行股份之9.98%（二零零二年：9.98%，已就本公司股份合併之影響作出調整）。除非獲得本公司股東事先批准，否則向個別人士授出之購股權所涉及之股份數目上限，於任何一年期間不得超過本公司已發行股份之1%。向主要股東或獨立非

37. SHARE OPTIONS SCHEMES (continued)

non-executive directors in excess of 0.1 percent of the Company's share capital or with a value in excess of HK$5 million must be approved in advance by the Company's shareholders.

Options granted must be taken up within 28 days from the date of grant, upon payment of HK$1 per option. Options may be exercised at any time from the date on which the option is accepted to the tenth anniversary of the date of grant. The exercise price is determined by the directors of the Company, and will not be less than the higher of the closing price of the Company shares on the date of grant or the average closing price of the shares for the five business days immediately preceding the date of grant or the nominal value of the share of the Company.

The following tables disclose details of the Company's share options granted under 2001 Share Option Scheme held by employees (including directors) of the Company on such holdings during the year:

37. 購股權計劃（續）

執行董事授出之購股權如超過本公司股本之0.1%，或其價值超過5,000,000港元，亦須獲得本公司股東之事先批准。

購股權須自授出日期起28日內，藉支付每份購股權1港元之代價而接納。購股權可自接納日期起，至授出日期起計10年內隨時行使。行使價由本公司董事釐定，惟不得低於下列三者中之最高者：本公司股份於授出日期之收市價；股份於緊接授出日期前五個營業日之平均收市價；及本公司股份面值。

下表披露年內本公司僱員（包括董事）持有根據二零零一年購股權計劃授出之本公司購股權詳情：

Date of grant 授出日期	Exercisable period 行使期	Exercise price HK$ (note b) 行使價 港元 (附註b)	Number of share options 購股權數目 Outstanding at 4.1.2002 於二零零二年四月一日尚未行使	Adjustment due to consolidation of the Company's shares 因本公司股份合併而調整	Outstanding at 3.31.2003 於二零零三年三月三十一日尚未行使
Directors: *(note a)* **董事：** *(附註a)*					
8.31.2001 二零零一年八月三十一日	8.31.2001 to 8.30.2006 二零零一年八月三十一日至二零零六年八月三十日	2.9888	460,000,000	(448,500,000)	11,500,000
Employees: **僱員：**					
8.31.2001 二零零一年八月三十一日	8.31.2001 to 8.30.2006 二零零一年八月三十一日至二零零六年八月三十日	2.9888	180,000,000	(175,500,000)	4,500,000
			640,000,000	(624,000,000)	16,000,000

37. SHARE OPTIONS SCHEMES (continued)

37. 購股權計劃（續）

Notes:

a. An employee who held 70,000,000 share options as at April 1, 2002 has been appointed as a director of the Company during the year.

b. The exercise price of the share options was adjusted from HK$0.07472 to HK$2.9888 after the consolidation of the Company's shares during the year as set out in note 27.

附註：

a. 一名於二零零二年四月一日持有70,000,000份購股權之僱員已於年內獲委任為本公司董事。

b. 本公司股份於年內合併後（詳情載於附註第27項），購股權之行使價已由0.07472港元調整為2.9888港元。

Date of grant 授出日期	Exercisable period 行使期	Exercise price HK$ 行使價 港元	Number of share options 購股權數目 Outstanding at 4.1.2001 於二零零一年四月一日尚未行使	Granted during the year 年內授出	Expired during the year 年內到期	Outstanding at 3.31.2002 於二零零二年三月三十一日尚未行使
Directors: **董事：**						
1.27.2000 二零零零年一月二十七日	1.27.2000 - 11.27.2001 二零零零年一月二十七日至二零零一年十一月二十七日	0.70900	178,500,000	–	(178,500,000)	–
8.14.2000 二零零零年八月十四日	8.14.2000 - 11.27.2001 二零零零年八月十四日至二零零一年十一月二十七日	0.26800	72,000,000	–	(72,000,000)	–
8.31.2001 二零零一年八月三十一日	8.31.2001 - 8.30.2006 二零零一年八月三十一日至二零零六年八月三十日	0.07472	–	390,000,000	–	390,000,000
			250,500,000	390,000,000	(250,500,000)	390,000,000
Employees: **僱員：**						
1.27.2000 二零零零年一月二十七日	1.27.2000 - 11.27.2001 二零零零年一月二十七日至二零零一年十一月二十七日	0.70900	40,500,000	–	(40,500,000)	–
8.14.2000 二零零零年八月十四日	8.14.2000 - 11.27.2001 二零零零年八月十四日至二零零一年十一月二十七日	0.26800	55,500,000	–	(55,500,000)	–
8.31.2001 二零零一年八月三十一日	8.31.2001 - 8.30.2006 二零零一年八月三十一日至二零零六年八月三十日	0.07472	–	250,000,000	–	250,000,000
			96,000,000	250,000,000	(96,000,000)	250,000,000
			346,500,000	640,000,000	(346,500,000)	640,000,000

37. SHARE OPTIONS SCHEMES (continued)

No options has been granted or agreed to be granted under the 2003 Share Option Scheme since its adoption.

37. 購股權計劃（續）

二零零三年購股權計劃自採納以來概無授出或同意授出任何購股權。

38. RETIREMENT BENEFITS SCHEMES

The Group operates a Mandatory Provident Fund ("MPF") scheme for qualifying employees of the Company and its subsidiaries in Hong Kong. The assets of the MPF scheme are held separately from those of the Group, in funds under the control of trustees. The Group contributes 5% of relevant payroll costs to the scheme, which contribution is matched by employees.

The Group also operates various retirement benefit schemes for qualifying employees of its overseas subsidiaries, including subsidiaries in the United Kingdom, United States of America and Singapore. The assets of the retirement benefit schemes are held separately from those of the Group, in funds under control of trustees. The Group contributes 4% to 10% of the relevant payroll costs to the schemes, which contribution is matched by employees.

The Group's employees who are employed by subsidiaries in the PRC are members of the state-managed retirement benefit scheme operated by the PRC government. These subsidiaries are required to contribute a certain percentage of their payroll to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the retirement benefit scheme is to make the specified contributions.

38. 退休福利計劃

本集團為本公司及其香港附屬公司之合資格僱員推行強制性公積金（「強積金」）計劃。強積金計劃資產在信託人控制下與本集團之資金分開持有。本集團就有關工資成本之5%向該計劃供款，與僱員之供款額相同。

本集團亦為其海外附屬公司（包括位於英國、美利堅合眾國及新加坡之附屬公司）之合資格僱員推行各種退休福利計劃。退休福利計劃資產在信託人控制下與本集團之資金分開持有。本集團就有關工資成本之4至10%向該等計劃供款，與僱員之供款額相同。

受僱於中國之附屬公司之本集團僱員為中國政府所推行之國家管理退休計劃成員。該等附屬公司須將工資若干百份比作為該退休福利計劃之供款。本集團對該退休福利計劃之承擔僅為作出特定之供款。

39. PLEDGE OF ASSETS

At the balance sheet date, the following assets were pledged by the Group and the Company to secure banking and other financing facilities:

39. 資產抵押

於結算日，本集團及本公司將下列資產作為銀行及其他融資信貸之抵押：

		The Group 本集團		The Company 本公司	
		2003 HK$'000 二零零三年 千港元	2002 HK$'000 二零零二年 千港元	**2003 HK$'000 二零零三年 千港元**	2002 HK$'000 二零零二年 千港元
Trade and other receivables	貿易及其他應收款項	**174,431**	153,094	**–**	–
Listed securities of an associate	一間聯營公司之上市證券	**59,148**	–	**–**	–
Inventories	存貨	**39,162**	33,254	**–**	–
Land and buildings	土地及樓宇	**30,818**	26,560	**–**	–
Bank deposits	銀行存款	**19,226**	91,800	**–**	–
Investments in securities	證券投資	**944**	1,449	**944**	1,449
		323,729	306,157	**944**	1,449

40. POST BALANCE SHEET EVENT

On July 8, 2003, the respective boards of directors of the Company and Paul Y. – ITC Construction Holdings Limited announced that their respective subsidiaries (the "Offerors"), through Kingsway SW Securities Limited ("Kingsway"), will make a voluntary conditional cash offer (the "Offer") at the price of HK$0.10 for each share of CSHL and HK$0.001 for each warrant of CSHL respectively, other than those shares and warrants of CSHL presently owned by the Offerors and parties acting in concert with the Offerors, and to cancel all outstanding share options of CSHL at HK$0.001 per share option.

Shares and warrants of CSHL to be acquired by Kingsway, on behalf of the Offerors, during the Offer will be distributed to the Offerors in equal proportion. The Offer is conditional upon the Offerors having received acceptances in respect of voting rights attached to shares of CSHL which, together with any voting rights acquired or agreed to be acquired before or during the Offer, will result in the Offerors and any parties acting in concert with them in aggregate holding more than 50% of the voting rights attaching to the shares of CSHL.

After the purchase on July 9, 2003, the Offerors and their concert parties are interested in 291,675,000 shares of CSHL, representing approximately 35.16% of the issued share capital of CSHL, thus triggering a mandatory offer during the offer period of a voluntary offer under Rule 26 of The Hong Kong Code on Takeovers and Mergers.

The Offerors have notified CSHL that, to make the offer price for each share of CSHL under the Offer more attractive to the shareholders of CSHL, the offer price for each share of CSHL under the Offer is to be increased from HK$0.10 to HK$0.139, representing an increase of 39%. The Offer will be adjusted accordingly. Save for the above, no other changes to the Offer are currently being made.

The transactions have not yet been completed at the date of this report. Details of these transactions are set out in the announcements of the Company published on July 9, 2003 and July 22, 2003.

40. 結算日後事項

於二零零三年七月八日，本公司及保華德祥建築集團有限公司各自之董事會宣佈，其各自之附屬公司（「收購人」）透過滙富證券有限公司（「滙富」），將提出自願有條件現金收購建議（「收購建議」），作價分別為每股中策股份0.10港元及每份中策認股權證0.001港元，不包括收購人及與收購人一致行動人士現時擁有之中策股份及認股權證，以及按0.001港元之價格註銷所有尚未行使之中策購股權。

滙富代表收購人於收購建議期間收購之中策股份及認股權證，將以相等比例分派予收購人。收購建議須待收購人已接獲中策股份附帶之投票權，連同於收購建議前或期間已收購或同意將予收購之任何投票權之接納，將導致收購人及與其一致行動人士合共持有附帶投票權之中策股份超過50%後，方可作實。

於二零零三年七月九日進行收購後，收購人及彼等之一致行動人士擁有291,675,000股中策股份之權益，佔中策已發行股本約35.16%。因此，根據香港公司收購及合併守則第26條，此項收購觸發自願收購期內之強制性收購。

收購人已知會中策，為了令收購建議下每股中策股份之收購價對中策股東更具吸引力，故收購建議下每股中策股份之收購價將由0.10港元提高至0.139港元，增幅為39%。收購建議亦會相應作出調整。除上述外，目前並無對收購建議作出任何改變。

於本年報之日期，交易尚未完成。交易詳情載於本公司於二零零三年七月九日及二零零三年七月二十二日刊發之公告。

41. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

41. 與有關連人士進行交易及所存之結餘

During the year, the Group had significant transactions with the following related parties, together with balances with them as at the balance sheet date, details of which are as follows:

本集團於年內與下列有關連人士進行之重大交易之詳情連同於結算日在該等人士所存之結餘如下：

		2003 HK$'000 二零零三年 千港元	2002 HK$'000 二零零二年 千港元
Substantial shareholder and its associates:	主要股東及其聯繫人士：		
Interest paid and payable by the Group *(note a)*	本集團繳訖及應付之利息 *(附註a)*	**9,857**	28,485
Interest received and receivable by the Group *(note a)*	本集團已收及應收之利息 *(附註a)*	**4,789**	–
Acquisition of property, plant and equipment *(note d)*	收購物業、機器及設備 *(附註d)*	**3,000**	–
Management fee income *(note d)*	管理費收入 *(附註d)*	**5,256**	–
Loans advanced to the Group during the year *(note a)*	年內向本集團墊支之貸款 *(附註a)*	**172,000**	124,000
Loans advanced by the Group during the year *(note a)*	年內由本集團墊支之貸款 *(附註a)*	**224,875**	–
Balances due by the Group at end of the year *(note a)*	於年終時本集團所欠之款項 *(附註a)*	**168,339**	59,436
Balances due to the Group at end of the year *(note a)*	於年終時本集團應收之款項 *(附註a)*	**71,793**	–
Associates:	聯營公司：		
Purchase of finished goods *(note b)*	購買製成品 *(附註b)*	**76,894**	662,771
Sales of finished goods *(note b)*	銷售製成品 *(附註b)*	**3,566**	–
Interest received and receivable by the Group *(note a)*	本集團已收及應收利息 *(附註a)*	**639**	2,540
Rental expenses *(note c)*	租賃費用 *(附註c)*	**2,524**	4,481
Management fee income *(note d)*	管理費收入 *(附註d)*	**9,336**	–
Loans advanced by the Group during the year *(note a)*	年內由本集團墊支之貸款 *(附註a)*	**6,400**	31,005
Trade payable due by the Group at end of the year	本集團於年終時所欠之應付貿易款項	**–**	45,910

Details of balances with associates at the balance sheet date are set out in note 20.

於結算日在聯營公司之結餘詳情載於附註第20項。

41. TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

Notes:

a. The loans advanced to/by and the balances due by/to the Group are unsecured, bear interest at prevailing market rates and repayable in accordance with the respective loan agreements, if any.

b. The transactions were carried out at cost plus a percentage profit mark-up.

c. The transactions were carried out at terms by reference to market prices of similar transactions.

d. The transactions were determined based on terms mutually agreed by the parties concerned.

In addition, certain of banking and other facilities of the Group were secured by personal guarantee from a director of the Company, to the extent of HK$6,306,000 (2002: nil).

Save as disclosed above, there were no other significant transactions with related parties during the year or significant balances with them at the balance sheet date.

41. 與有關連人士進行交易及所存之結餘（續）

附註：

a. 向／由本集團墊支之貸款及本集團所欠／應收之款項均為無抵押，按當時市場利率計息以及根據其各自貸款協議（若有）所述年期償還。

b. 該等交易乃按成本值加一個溢利百份比而進行。

c. 該等交易乃根據同類交易之市價而進行。

d. 該等交易乃按有關雙方共同同意之條款釐定。

此外，由本公司一名董事之個人擔保擔保之本集團若干銀行及其他融資達6,306,000港元（二零零二年：零港元）。

除上文所披露者外，本集團於年內並無與有關連人士進行任何重大交易或於結算日時與該等人士存有重大結餘。

42. PARTICULARS OF PRINCIPAL SUBSIDIARIES AND AN ASSOCIATE

42. 主要附屬公司及一間聯營公司之詳情

Details of the Company's principal subsidiaries at March 31, 2003 are as follows:

本公司各主要附屬公司於二零零三年三月三十一日之詳情如下：

Name of subsidiary 附屬公司名稱	Place of incorporation or registration/ operation 註冊成立或登記／營運地點	Issued and fully paid share capital or contributed capital 已發行及繳足股本或實繳資本	Proportion of equity interest held by the Company % 本公司應佔股本權益比例 %	Principal activities 主要業務
Cyber Business Network (Singapore) Pte Ltd	Singapore	S$4,444,445	54	Development of information technology and e-business consulting
Cyber Business Network (Singapore) Pte Ltd	新加坡	4,444,445坡元	54	開發資訊科技及電子商貿顧問服務
Hanny Magnetics (B.V.I.) Limited	The British Virgin Islands ("B.V.I.")	HK$40,000,000 ordinary shares HK$8,000,000 preference shares	100	Investment holding
Hanny Magnetics (B.V.I.) Limited	英屬處女群島	40,000,000港元普通股份 8,000,000港元優先股份	100	投資控股
Hanny Magnetics Limited	Hong Kong	HK$1,100,000,200 ordinary shares HK$6,000,000 5% non-voting deferred shares *(note a)*	100	Investment holding and trading in and marketing of computer media products and related peripherals and accessories
錦興磁訊有限公司	香港	1,100,000,200港元普通股份 6,000,000港元 5%無投票權遞延股份 *(附註a)*	100	投資控股及買賣及推銷電腦媒體產品及有關週邊產品及配件
Hanny Magnetics (Zhuhai) Limited *(note b)*	PRC	HK$686,072,148	100	Manufacturing of magnetic media products
威望（珠海）磁訊有限公司 *(附註b)*	中國	686,072,148港元	100	生產磁訊媒體產品
Memorex Products Europe Limited	United Kingdom	GBP2	67.08	Trading in and distribution of computer media products and audio and video products
Memorex Products Europe Limited	英國	2英鎊	67.08	買賣及分銷電腦媒體產品及影音產品

42. PARTICULARS OF PRINCIPAL SUBSIDIARIES AND AN ASSOCIATE (continued)

42. 主要附屬公司及一間聯營公司之詳情（續）

Name of subsidiary 附屬公司名稱	Place of incorporation or registration/ operation 註冊成立或登記／營運地點	Issued and fully paid share capital or contributed capital 已發行及繳足股本或實繳資本	Proportion of equity interest held by the Company % 本公司應佔股本權益比例 %	Principal activities 主要業務
Memorex Canada Ltd.	Canada	CAD2	67.08	Trading in and distribution of computer media products and audio and video products
Memorex Canada Ltd.	加拿大	2加元	67.08	買賣及分銷電腦媒體產品及影音產品
Memorex International Inc.	B.V.I./ United States of America ("U.S.A.")	US$1,000,000	67.08	Investment holding and holding of trademarks licenses
Memorex International Inc.	英屬處女群島／美利堅合眾國（「美國」）	1,000,000美元	67.08	投資控股及持有商標許可證
Memorex Products, Inc.	U.S.A.	US$79,001,000	67.08	Trading in and distribution of computer media products and audio and video products
Memorex Products, Inc.	美國	79,001,000美元	67.08	買賣及分銷電腦媒體產品及影音產品
Rich Life Holdings Pte Limited	Singapore	S$2	100	Investment holding
Rich Life Holdings Pte Limited	新加坡	2坡元	100	投資控股
Well Orient Limited	Hong Kong	HK$2	100	Investment holding
威倫有限公司	香港	2港元	100	投資控股

Notes:

a. The holders of the 5% non-voting deferred shares are not entitled to receive notice of or to attend or vote at any general meeting of the company. The non-voting deferred shares practically carry no rights to dividends or to participate in any distribution on winding up.

b. The company is registered in the form of wholly-owned foreign investment enterprise.

附註：

a. 5%無投票權遞延股份之持有人無權收取該公司任何股東大會之通告或出席大會或於會上投票。無投票權遞延股份並無附有任何權利獲派股息或在清盤時獲得任何分派。

b. 該公司以外資全資企業形式登記。

The Company directly holds the interest in Hanny BVI, all other interests above are indirectly held by the Company.

本公司直接持有Hanny BVI之權益，上述所有其他權益均由本公司間接持有。

42. PARTICULARS OF PRINCIPAL SUBSIDIARIES AND AN ASSOCIATE (continued)

42. 主要附屬公司及一間聯營公司之詳情（續）

None of the subsidiaries had any debt securities outstanding at the end of the year or at any time during the year.

以上各附屬公司於年終或年內任何時間，概無任何未償還債務證券。

Details of the Group's principal associate which was held indirectly by the Company at March 31, 2003 are as follows:

本集團之主要聯營公司（由本公司間接持有）於二零零三年三月三十一日之詳情如下：

Name of associate **聯營公司名稱**	**Place of incorporation/ operation** **註冊成立／營運地點**	**Proportion of equity interest attributable to the Group** **%** **本集團應佔股本權益比例** **%**	**Principal activity** **主要業務**
Provisions Suppliers Corporation Limited	Singapore	27.45	Supply of household consumer products
普威聯營有限公司	新加坡	27.45	供應家用消費產品

The above tables list the subsidiaries and an associate of the Group which, in the opinion of the directors, principally affected the results of the Group for the year or formed a substantial portion of the net assets of the Group at the end of the year. To give details of other subsidiaries and associates would, in the opinion of the directors, result in particulars of excessive length.

上表列載之本集團附屬公司及一間聯營公司，乃董事認為主要影響本集團年內之業績或構成本集團年終資產淨值重大部份之公司。董事認為，詳載其他附屬公司及聯營公司會導致篇幅過於冗長。

Results 業績

		Year ended March 31, 截至三月三十一日止年度				
		1999 HK$'000 一九九九年 千港元	2000 HK$'000 二零零零年 千港元	2001 HK$'000 二零零一年 千港元	2002 HK$'000 二零零二年 千港元	**2003 HK$'000 二零零三年 千港元**
Turnover	營業額	2,416,143	2,819,998	3,595,783	4,373,909	**4,162,804**
Profit (loss) before taxation	除税前溢利(虧損)	56,615	96,335	(574,129)	(75,044)	**(570,474)**
Taxation	税項	1,381	3,074	22,871	2,686	**35,755**
Profit (loss) before minority interests	未計少數股東權益前溢利(虧損)	55,234	93,261	(597,000)	(77,730)	**(606,229)**
Minority interests	少數股東權益	9,187	8,361	(7,635)	24,725	**42,243**
Profit (loss) for the year	本年度溢利(虧損)	46,047	84,900	(589,365)	(102,455)	**(648,472)**

Assets and liabilities 資產及負債

		At March 31, 於三月三十一日				
		1999 HK$'000 一九九九年 千港元	2000 HK$'000 二零零零年 千港元	2001 HK$'000 二零零一年 千港元	2002 HK$'000 二零零二年 千港元	**2003 HK$'000 二零零三年 千港元**
Non-current assets	非流動資產	522,405	1,213,815	1,826,001	1,671,193	**1,593,147**
Net current assets	流動資產淨值	619,581	1,677,853	647,823	801,566	**477,410**
		1,141,986	2,891,668	2,473,824	2,472,759	**2,070,557**
Shareholders' funds	股東資金	993,308	2,310,364	2,169,293	2,247,168	**1,723,099**
Minority interests	少數股東權益	41,744	94,873	182,623	214,611	**170,500**
Non-current liabilities	非流動負債	106,934	486,431	121,908	10,980	**176,958**
		1,141,986	2,891,668	2,473,824	2,472,759	**2,070,557**